Exhibit 99.3

NOTICE AND MANAGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 21, 2018

MAY 14, 2018

TABLE OF CONTENTS

NOTICE OF MEETING	i

GENERAL INFORMATION	1

Date of Information	1
Notice to United States Shareholders	1
Currency	1
Share Capital	1
Who Can Vote	2
Principal Holders of Voting Securities	2
Notice and Access	3
Interest of Certain Persons in Matters to be Acted Upon	3
Interest of Informed Persons in Material Transactions	3
Management Contracts	3
Other Matters	3
Additional Information	4

VOTING INFORMATION	4

Solicitation of Proxies	4
Appointment of Proxyholders	4
Non-Registered Shareholders	4
Revocation of Proxies	5
Exercise of Discretion	6

ITEMS OF BUSINESS	6

Presentation of Financial Statements	6
Number of Directors	6
Election of Directors	6
Appointment of Auditor	6

DIRECTORS DISCLOSURE	7

Advance Notice for Nominations	7
Majority Voting Policy	7
Investor Rights Agreements	8
Nominees	8
Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions	13
Director Compensation	14

CORPORATE GOVERNANCE	17

Corporate Governance Overview	17
Ethical Business Conduct	18
About the Board	18
Composition of the Board and Independence	19
Diversity	19
Board and Senior Management Diversity	20
In-Camera Meetings	20
Board Skills Matrix	21
Board Education	21
Board Committees	22
Director Attendance	25
Indebtedness of Directors and Executive Officers	25

EXECUTIVE COMPENSATION	25

Named Executive Officers	25
Compensation Discussion and Analysis (“CD&A”)	26
Executive Compensation Philosophy and Objectives	26
Performance Graph	30
Summary Compensation Table	32
Employment Agreements	33
Incentive Plan Awards	35
Termination and Change of Control Benefits	36

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	38

1150 – 355 Burrard Street
Vancouver, British Columbia
V6C 2G8

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting of the shareholders (the “Meeting”) of Lithium Americas Corp. (the “Company”) will be held on Thursday, June 21, 2018 at 11:00 a.m. (Eastern Standard Time), at Chapel Street Room – The Beekman Hotel, 123 Nassau Street, New York, New York, for the following purposes:

1.	to receive the audited consolidated financial statements for the year ended December 31, 2017, together with the auditor’s report thereon;
2.	to set the number of directors at ten (10) for the ensuing year;
3.	to elect ten (10) directors for the ensuing year;
4.

to re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor; and

5.	to transact such other business as may properly be put before the Meeting.

The Board of Directors has fixed the close of business on Monday, May 7, 2018 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Meeting or any adjournment or postponement thereof (the “Record Date”). Only shareholders whose names have been entered in the register of shareholders as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

A management proxy circular and form of proxy (the “Meeting Materials”) accompany this notice of meeting and form part of this notice.

This year, as described in the notice and access notification mailed to shareholders of the Company, the Company will deliver the Meeting Materials to shareholders by posting the Meeting Materials on its website (www.lithiumamericas.com). The use of this alternative means of delivery is more environmentally friendly as it will help to reduce paper use and it will also reduce the Company’s printing and mailing costs. The Meeting Materials will be available on the Company’s website as of Tuesday, May 22, 2018, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com as of Tuesday, May 22, 2018.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from the Company by calling toll-free in North America at 1-844-221-7982, or by email at info@lithiumamericas.com. Meeting Materials will be posted to such shareholders at no cost to them within three (3) business days of the request, if such request is made before the Meeting.

A registered shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s Common Shares will be voted at the Meeting is requested to complete, date and execute the enclosed form of proxy and deliver it to Computershare Investor Services Inc.

i

(“Computershare”) in accordance with the instructions set out in the form of proxy and in the Circular. If a shareholder does not deliver a proxy to Computershare by 11:00 a.m. (Eastern Standard Time) on Tuesday, June 19, 2018 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting at which the proxy is to be used, then the shareholder will not be entitled to vote at the Meeting by proxy.  Late proxies may be accepted or rejected by the Chairman of the Meeting by waiving the deadline in his sole discretion.

Non-registered shareholders (beneficial owners) should complete and return the voting instruction form or proxy provided to them by their broker or other intermediary in accordance with the specific instructions, and by the deadline specified therein.

DATED at Vancouver, British Columbia, the 14th day of May, 2018.

ON BEHALF OF THE BOARD

“Thomas Hodgson”

Thomas Hodgson

Chief Executive Officer and Director

ii

GENERAL INFORMATION

This management information circular (the “Circular”) is furnished in connection with the solicitation by management of Lithium Americas Corp. (the “Company” or “LAC”) of proxies to be used at the annual general meeting of shareholders (the “Meeting”) and any adjournment thereof, to be held on Thursday, June 21, 2018 at 11:00 a.m. (Eastern Standard Time), at Chapel Street Room – The Beekman Hotel, 123 Nassau Street, New York, New York, for the purposes set forth in the enclosed notice of meeting (the “Notice of Meeting”).

Date of Information

This management information circular (the “Circular”) is dated May 14, 2018.

Notice to United States Shareholders

The solicitation of proxies by the Company is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and Regulation 14A thereunder, by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

Currency

All dollar amounts are expressed in Canadian dollars (“C$” or “$”), or United States dollars (“US$”), as indicated.

This Circular is being mailed on May 22, 2018 with a form of proxy (“Proxy”) or voting instruction form, in accordance with applicable laws.

Share Capital

The board of directors of the Company (the “Board of Directors” or the “Board”) has fixed the close of business on Monday, May 7, 2018 as the record date, being the date for the determination of shareholders entitled to notice of, and to vote at, the Meeting or any adjournment or postponement thereof (the “Record Date”).

The Company’s authorized capital consists of an unlimited number of Common Shares without par value.  As of the Record Date, the Company had issued 88,511,878 fully paid and non-assessable Common Shares issued and outstanding, each carrying the right to one vote.

On November 8, 2017, the Company effected a share consolidation of its outstanding Common Shares on the basis of one Common Share for every five previously-outstanding Common Shares (the “Consolidation”). Unless noted otherwise, all references to the number of Common Shares, warrants, Options (defined below), DSU’s (defined below) and RSR’s (defined below) and their strike price and per share information in this Circular reflect the Consolidation.

Who Can Vote

A holder of record of one or more Common Shares on the Record Date who either attends the Meeting personally or deposits a proxy in the manner and subject to the provisions described above will be entitled to vote or to have such Common Share or Common Shares voted at the Meeting except to the extent that:

(a)	the shareholder has transferred the ownership of any such Common Shares after the Record Date; and
(b)

the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred Common Shares and makes a demand to Computershare no later than 10 days before the Meeting that the transferee’s name be included in the list of shareholders in respect thereof.

The Company’s articles (the “Articles”) provide that the quorum for the transaction of business at the Meeting is at least two shareholders entitled to vote at the Meeting, whether appearing in person or by proxy, who hold Common Shares carrying, in the aggregate, not less than five percent (5%) of the issued Common Shares entitled to vote at the Meeting. Except as otherwise stated in this Circular, a simple majority of the votes cast at the Meeting, whether in person, by Proxy or otherwise, will constitute approval of any matter submitted.

On a show of hands, every individual who is present as a Registered Shareholder or as a representative of a Registered Shareholder will have one vote (no matter how many Common Shares such Registered Shareholder holds). On a poll, every Registered Shareholder present in person or represented by a Proxy and every person who is a representative of a Registered Shareholder, will have one vote for each Common Share registered in the name of the Registered Shareholder on the list of Registered Shareholders, which is available for inspection during normal business hours at Computershare and at the Meeting. Registered Shareholders represented by proxyholders are not entitled to vote on a show of hands.

Principal Holders of Voting Securities

To the knowledge of the directors and executive officers of the Company no person or company beneficially owns, directly or indirectly, or exercises control or direction over, directly or indirectly, 10% or more of the issued and outstanding Common Shares, other than as set forth below:

Name of Shareholder	Number of Common Shares Owned(1)	Percentage of Outstanding Common Shares(1)
GFL Lithium Co., Ltd.(2)	15,000,000	16.94%
BCP Innovation Pte Ltd.(3)	14,033,351	15.85%

Notes:

(1)

These numbers are derived from the respective shareholders, or public filings made by this shareholder on the System for Electronic Disclosure by Insiders (SEDI).  This number does not include convertible securities held by any shareholder.

(2)	GFL Lithium Co., Ltd. is a wholly-owned subsidiary of Ganfeng Lithium Co. Ltd. (“Ganfeng Lithium”), of which Mr. Wang Xiaoshen is the Vice Chairman and Executive Vice President.
(3)	BCP Innovation Pte Ltd. is an affiliate of Bangchak Corporation Public Company (“Bangchak”), of which Mr. Chaiwat Kovavisarach is the President and Chief Executive Officer.

Notice and Access

The Company is using the notice and access model (“Notice and Access”) provided under National Instrument 54–101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of the Notice of Meeting, this Circular and the form of Proxy (collectively, the “Meeting Materials”) to the shareholders of the Company (the “shareholders”) of record on May 7, 2018 in connection with the Meeting.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details regarding the date, location and purpose of the Meeting, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

The Meeting Materials will be available on the Company’s website (www.lithiumamericas.com) as of Tuesday, May 22, 2018, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com as of Tuesday, May 22, 2018.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from the Company by calling toll-free in North America at 1-844-221-7982, or by email at info@lithiumamericas.com. Meeting Materials will be posted to such shareholders at no cost to them within three (3) business days of the request, if such request is made before the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any proposed nominee for director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Circular.

Interest of Informed Persons in Material Transactions

Except as set out herein, and in the Company’s audited annual financial statements, annual management’s discussion and analysis and annual information form for the most recently completed financial year, no person who has been a director or executive officer of the Company, nor any proposed nominee for director of the Company, nor any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding Common Shares, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of the Company’s last completed financial year which has materially affected or would materially affect the Company or its subsidiaries.

Management Contracts

No management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors and officers of the Company or its subsidiaries.

Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth in this Circular and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

Additional Information

Copies of the Company’s Annual Information Form, Annual Financial Statements and Management Discussion and Analysis for its most recently completed financial year filed pursuant to applicable Canadian provincial securities laws are available through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.  Information concerning the Company may be obtained by any shareholder free of charge by contacting the Company at 778-656-5820.

VOTING INFORMATION

Solicitation of Proxies

Proxies will be solicited primarily by mail using Notice and Access and may also be solicited personally or by telephone or any form of electronic communication by the employees, directors and/or officers of the Company, as applicable, at nominal cost. The cost of solicitation will be borne by the Company.

The Company may also pay any reasonable costs incurred by persons who are the registered but not beneficial owners of the common shares in the capital of the Company (the “Common Shares”) (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of the Meeting Materials to the beneficial owners of such Common Shares. The Company will provide, without cost to such persons, upon request to the Chief Financial Officer of the Company, additional copies of the foregoing documents required for this purpose.

No person is authorized to give any information or to make any representation concerning the Meeting other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized.

Appointment of Proxyholders

The persons named in the accompanying Proxy are directors and/or officers of the Company. A shareholder desiring to appoint some other person or company (who need not be a shareholder) to represent the shareholder at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying Proxy and inserting the desired person’s name in the blank space provided in the Proxy or by completing another proper form of proxy. A Registered Shareholder (as defined below) wishing to be represented by proxy at the Meeting, in all cases, must deposit the completed Proxy with the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Dept. 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (“Computershare”). To be effective, a Proxy must be received not later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the time of the Meeting at which the Proxy is to be used, or, if adjourned, any reconvening thereof. A Proxy should be executed by the Shareholder or his or her attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized. A Registered Shareholder is a shareholder whose name appears on the share certificate (each, a “Registered Shareholder”).

Non-Registered Shareholders

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “Non-Registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of the person (the “Non-Registered

Shareholder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self- administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as the Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of NI 54-101, the Company has distributed copies of the Meeting Materials to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Shareholders. The Company does not intend to pay for the Intermediaries to deliver the Notice and Access notification or Meeting Materials to Non-Registered Shareholders who have waived the right to receive them and, as a result, such Non-Registered Shareholders will not be sent paper copies of such Notice and Access notification or Meeting Materials unless their Intermediary assumes the costs.

Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will have received as part of the Meeting Materials a voting instruction form which must be completed, signed and delivered by the Non-Registered Shareholder in accordance with the directions on the voting instruction form. Voting instruction forms sent by Computershare permit the completion of the voting instruction form by telephone or through the Internet at www.investorvote.com.

The purpose of this procedure is to permit Non-Registered Shareholders to direct the voting of the Shares that they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should follow the instructions on the voting form to indicate that it (or such other person) will attend and vote at the Meeting. Non-Registered Shareholders should carefully follow the instructions contained in the voting instruction form of their Intermediaries and their service companies and contact them directly with any questions regarding the voting of Shares owned by them.

Revocation of Proxies

A Registered Shareholder who has given a Proxy may revoke it insofar as it has not been exercised. A Proxy may be revoked by instrument in writing executed by the Registered Shareholder, or by his attorney authorized in writing, or if the Registered Shareholder is a company, under its corporate seal by an officer or authorized attorney thereof, indicating the capacity under which such officer or attorney is signing and deposited at the registered office of the Company at Suite 2200 – HSBC Building, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, at any time not less than 48 hours (excluding Saturdays, Sundays and holidays) preceding the time of the Meeting at which the Proxy is to be used, or, if adjourned, any reconvening thereof. A Proxy may also be revoked in any other manner permitted by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the time of the revocation. A shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her Proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting. Only Registered Shareholders have the right to revoke a Proxy.  Non-Registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to change their vote and if necessary change their decision to attend and vote at the Meeting.  A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Exercise of Discretion

Common Shares represented by properly executed Proxies given in favour of the persons designated in the printed portion of the accompanying Proxy at the Meeting will be voted or withheld from voting in accordance with the instructions contained therein on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Common Shares represented by the Proxy shall be voted accordingly. Where no choice is specified, the Proxy will confer discretionary authority and will be voted in favour of each matter for which no choice has been specified.

The enclosed Proxy when properly completed and delivered and not revoked also confers discretionary authority upon the person appointed proxy thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not known to the management of the Company should properly come before the Meeting, the Common Shares represented by proxies given in favour of management nominees will be voted in accordance with the best judgment of the nominee.

As at May 7, 2018, the total number of Common Shares owned or controlled by management and the directors of the Company and their associates or affiliates was 39,482,418 Common Shares, representing approximately 45% of the total issued and outstanding Common Shares.

ITEMS OF BUSINESS

Presentation of Financial Statements

The audited consolidated financial statements and Management Discussion and Analysis of LAC for the year ended December 31, 2017, as well as the audit report thereon, will be placed before the Shareholders at the Meeting.

Number of Directors

Management of the Company is seeking shareholder approval through an ordinary resolution to fix the number of directors of the Company at ten (10) for the ensuing year.

Election of Directors

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed.  The management of the Company proposes to nominate the persons listed below under the heading “Directors Disclosure” for election as directors of the Company to serve until their successors are elected or appointed.  Please refer to the section “Directors Disclosure” for a further description of the nominees and of the Board of Directors generally.

Appointment of Auditor

PricewaterhouseCoopers LLP, Chartered Professional Accountants, were appointed as the auditors of the Company on August 18, 2015 and will be nominated at the Meeting for re-appointment as auditor of the Company with their remuneration to be fixed by the Board.

The Company’s Audit Committee consists of Gary Cohn, George Ireland and Jonathan Evans.  NI 52-110, provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of the member’s independent judgment.  The Board has determined that all members of the Audit Committee are “independent” directors.

For more information about the Company’s Audit Committee, please see the section entitled “Audit Committee Information” in the Company’s Annual Information Form for the most recently completed financial year.

DIRECTORS DISCLOSURE

Advance Notice for Nominations

The Articles of the Company include “Advance Notice Provisions”, which impose procedural requirements for the election of directors.  The Advance Notice Provisions state that, in addition to those individuals proposed for election by the board, a registered or beneficial shareholder can propose the nomination of additional individuals for election as directors if the requisite notice and information are provided and the nominee(s) sign applicable representation and agreement(s).  In the case of this Meeting, a shareholder would need to undertake the following in order to properly nominate one or more individuals for election as director at the Meeting:

(a)	provide to the Company on or before May 22, 2018:
(i)	a notice setting out, for each nominee,
a.	the name, address and principal occupation;
b.	the number of shares of the Company owned beneficially or of record or controlled;
(ii)	a statement regarding independence pursuant to National Instrument 52- 110 Audit Committees (“NI 52-110”); and
(b)	any other information that would be required in a dissident proxy circular;

a notice setting out any information about the nominating shareholder equivalent to that in a dissident proxy circular, including the number of shares controlled or owned beneficially or of record; and

(b)	deliver to the Company a representation and agreement in a form reasonably required by the Company for each nominee on or before the Meeting.

Majority Voting Policy

The Company has adopted a majority voting policy for non-contested meetings (the “Majority Voting Policy”).  Pursuant to the Majority Voting Policy each nominee must stand for election individually, and directors are not entitled to be elected pursuant to a slate.  The Majority Voting Policy specifies that, if a nominee receives a majority of “withheld” votes, as opposed to a majority of votes in favour of his or her election, the individual is deemed to have tendered his or her resignation from the Board, notwithstanding that the individual may have been technically elected to the Board under the BCBCA.  Upon tender of such resignation, the Board maintains a residual discretion to refuse the resignation, upon the recommendation of the Nominating and Corporate Governance Committee, within 90 days following the date of the election.  A decision regarding such a process must be disclosed by press release.

Investor Rights Agreements

Pursuant to an investment transaction with Ganfeng Lithium in 2017, it was granted the right to nominate one director to the Board as long as it owns not less than 15% of the Common Shares.  Ganfeng Lithium’s nominee to the Board is Wang Xiaoshen, who was initially appointed to the Board on June 7, 2017.

Pursuant to an investment transaction with Bangchak in 2017, it was granted the right to nominate one director to the Board as long as it owns not less than 15% of the Common Shares.  Bangchak’s nominee to the Board is Chaiwat Kovavisarach, who was initially appointed to the Board on July 14, 2017.

Nominees

The following tables set out information regarding nominees for election as directors, including the names, province or state and country of residence,  the offices they hold within the Company, their principal occupations, business or employment within the five preceding years, the period or periods during which each director has served as a director, areas of expertise, attendance of meetings during the 2017 fiscal year (if applicable) and the number of securities of the Company that each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular:

Gary M. Cohn Ontario, Canada Director Since: June 2017 Age: 57 Independent(2)	Principal Occupation
Consultant on corporate development matters since July 2015; Vice-President, Mergers and Acquisitions of Magna International Inc. from May 2009 to June 2015.
Biography

Mr. Cohn had a lengthy career with Magna International Inc. (“Magna”) which began in 1989. His roles with Magna included overseeing the mergers and acquisitions function, serving as in-house legal counsel and acting as corporate secretary.  From 2000 to 2004, Mr. Cohn held the position of Vice-President, Special Projects with Magna Entertainment Corp. During his career, he also practiced corporate and securities law with two large national law firms in Canada.  Since his retirement from Magna, Mr. Cohn has worked as an independent consultant on corporate development matters and served as an independent director. He was a member of the Board of Directors of the former Lithium Americas Corp. from 2014 until its merger with the Company.

Mr. Cohn holds a Bachelor of Mathematics degree from the University of Waterloo, a Master of Business Administration degree from York University, and a Juris Doctor degree from Osgoode Hall Law School.

	Board/Committee Membership and 2017 Attendance(3)		Overall Attendance %
	Board Nominating & Corporate Governance Committee (member since Aug 2017) Audit Committee (Chair) (member since Aug 2017)	4/4 Nil 2/2	100% n/a 100%
	Securities Held		Other Public Company/Boards
	• Shares • Options • RSRs • DSUs	4,892 60,000 Nil 5,621	n/a

Jonathan Evans Georgia, USA Director Since: June 2017 Age: 48 Independent(2)	Principal Occupation

Chief Operating Officer of DiversiTech Corporation since March 2016; EVP Global Operations/Supply Chain of Arysta LifeScience from June 2013 to March 2016 and Interim CEO from July 2015 to February 2016; Vice President and General Manager CE Minerals of Imerys SA from January to June 2013; Vice President and General Manager of the Lithium Division of FMC Corporation from August 2008 to January 2013.

Biography

Mr. Evans has more than 20 years of operations and general management experience across businesses of various sizes and industry applications. Previously, he served as Vice President and GM for the Lithium Division at FMC Corporation. Mr. Evans is currently the Chief Operating Officer of DiversiTech Corporation, a company of the private equity group, Permira. Mr. Evans has also held executive management roles at Arysta LifeScience, AMRI Corporation and General Electric.

He holds a bachelor of science degree in mechanical engineering from Clarkson University and an MS from Rensselaer Polytechnic Institute.

	Board/Committee Membership and 2017 Attendance(3)		Overall Attendance %
	Board Compensation & Benefits Committee (Chair) (member since Aug 2017) HSEC Committee (member since Aug 2017) Audit Committee (member since Aug 2017)	5/5 1/1 Nil 2/2	100% 100% n/a 100%
	Securities Held		Other Public Company/Boards
	• Shares • Options • RSRs • DSUs	20,000 60,000 Nil 3,323	n/a
Jean Fraser Ontario, Canada Director Since: November 2017 Age: 70 Independent(2)	Principal Occupation
Retired partner at Osler, Hoskin & Harcourt LLP (law firm); Corporate director.
Biography

Ms. Fraser is a retired partner of one of Canada’s leading law firms whose practice involved advising public and private companies on corporate/governance matters, mergers and acquisitions (“M&A”) and debt and equity financings. She has provided governance advice to boards of directors and board committees of numerous public companies regarding strategic and sensitive matters. Her M&A experience includes public takeover bids, asset acquisitions and divestures, privatizations and corporate restructurings. Ms. Fraser’s financing experience includes domestic and cross-border public and private offerings of debt and equity, initial public offerings and infrastructure financings.

Ms. Fraser is currently a director at Maple Leaf Foods Inc., a Canadian public company, and of Aviva Canada Inc., a Canadian property and casualty insurer and regulated financial institution.

She holds a BSc and JD from the University of Toronto.

	Board/Committee Membership and 2017 Attendance(3)		Overall Attendance %
	Board Compensation & Benefits Committee (member since Nov 2017) Nominating & Corporate Governance Committee (member since Nov 2017)	-/- -/- Nil	n/a n/a n/a

Securities Held	Other Public Company/Boards
• Shares • Options • RSRs • DSUs	Nil 60,000 Nil 878	Maple Leaf Foods Inc.
Thomas Hodgson Ontario, Canada Director Since: September 2015 Age: 65 Non-Independent(2)	Principal Occupation
CEO of the Company since November 2015; Chairman of the former Lithium Americas Corp. from June 2011, and Executive Chairman from January 2012 until its merger with the Company in September 2015.
Biography

Mr. Hodgson was a member of the Board of Directors of the former Lithium Americas Corp. from 2010, served as Chairman from June 2011 and as Executive Chairman from January 2012, until its merger with the Company. Mr. Hodgson had a career in banking, finance and money management and has served as COO or CEO and the Board of Directors of a number of public and private companies in Canada and the United Kingdom, including Central Guaranty Trustco, GlobalNetFinancial.com, Marathon Asset Management, and Magna Entertainment Corp.

Mr. Hodgson holds a Bachelor of Arts degree in Economics and Law from Carleton University in Ottawa, Ontario and a Master of Business Administration in Finance and Accounting from Queen’s University in Kingston, Ontario.

Board/Committee Membership and 2017 Attendance(3)	Overall Attendance %
Board	14/15	93.3%
Securities Held	Other Public Company/Boards
• Shares • Options • RSRs • DSUs	311,066(4) 755,325 538,116 Nil	N/A
George Ireland(5) Massachusetts, USA Director Since: November 2015 Age: 61 Independent(2)	Principal Occupation
Founder, Chief Investment Officer and CEO of Geologic Resource Partners LLP.
Biography

Mr. Ireland has over thirty-five years of experience in the mining and metals industry in positions ranging from field geologist to banking and venture capital.  Mr. Ireland founded Geologic Resource Partners LLP in 2004 and serves as Chief Investment Officer and CEO.  From 2000 to 2004, he was General Partner of Ring Partners, LP, a predecessor investment partnership to Geologic Resource Partners.  From 1993 to 2000, Mr. Ireland was an analyst for and a partner in Knott Partners LP where he specialized in resource investing.  Prior to 1993, Mr. Ireland held a variety of positions at Cleveland Cliffs Inc. the Chase Manhattan Bank, ASARCO Inc. and Ventures Trident LP.

Mr. Ireland graduated from the University of Michigan with a BSc degree from the School of Natural Resources and is a Fellow in the Society of Economic Geologists.

Board/Committee Membership and 2017 Attendance(3)	Overall Attendance %
Board (Chairman) Audit Committee Nominating & Corporate Governance Committee (Chair)	15/15 3/3 Nil	100% 100% n/a

Securities Held	Other Public Company/Boards
• Shares • Options • RSRs • DSUs	512,965(6) 280,000 6,579 27,403	Amerigo Resources Ltd. Rathdowney Resources Ltd. Redstar Gold Corp.
John Kanellitsas Idaho, USA Director Since: September 2015 Age: 52 Non-Independent(2)	Principal Occupation

President of the Company since March 2016; Vice-Chairman of the Company since November 2015; Interim CEO of former Lithium Americas Corp. from June 2013 to June 2014, CEO of former Lithium Americas Corp. from June 2014 to September 2015; Chief Operating Officer and Chief Compliance Officer of Geologic Resource Partners LLC from June 2004 to January 2015.

Biography

Mr. Kanellitsas previously served as a director and CEO of the former Lithium Americas Corp. until its September 2015 merger with the Company and is now primarily responsible for business development and capital markets strategies.  He has over twenty five years of experience in the investment banking and asset management industries. Mr. Kanellitsas was a co-founder and partner of Geologic Resource Partners, LLC and served as its Chief Operating Officer from 2004 until 2014. Prior to Geologic, Mr. Kanellitsas was employed by Sun Valley Gold, LLC and Morgan Stanley & Co. in New York and San Francisco.

Mr. Kanellitsas has an MBA from the University of California at Los Angeles and a BSc degree in Mechanical Engineering from Michigan State University.

Board/Committee Membership and 2017 Attendance(3)	Overall Attendance %
Board (Vice-Chairman) Compensation Committee (ceased to be a member Nov 2017)	15/15 1/1	100% 100%
Securities Held	Other Public Company/Boards
• Shares • Options • RSRs • DSUs	974,015(7) 786,885 571,735 Nil	Cobalt 27 Capital Corp.
Chaiwat Kovavisarach(8) Bangkok, Thailand Director Since: July 2017 Age: 51 Independent(2)	Principal Occupation
President and Chief Executive Officer of Bangchak Corporation Public Company Limited since January 2015; Advisor to Avantgarde Capital Company Limited from 2007 to 2014.
Biography

Mr. Kovavisarach is the President and Chief Executive Officer of Bangchak Corporation Public Company Limited.  Prior to this position, Mr. Kovavisarach acted as an advisor to Avantgarde Capital Company Limited.

Mr. Kovavisarach has a Master of Business Administration from Thammasat University, Thailand, and a Master of Engineering from Asian Institute of Technology, Thailand and a Bachelor of Engineering (Honors) from King Mongkut’s Institute of Technology Ladkrabang, Thailand.

Board/Committee Membership and 2017 Attendance(3)	Overall Attendance %
Board Nominating and Corporate Governance Committee (member since Nov 2017)	1/3 Nil	33.3% n/a

Securities Held	Other Public Company/Boards
• Shares • Options • RSRs • DSUs	120,000 60,000 Nil 2,674	Nido Petroleum Ltd. Bangchak Corporation Plc. BCPG Plc. Asia Insurance 1950 Plc. Bangchak Retail Limited
Franco Mignacco Jujuy, Argentina Director Since: September 2015 Age: 35 Non-Independent(2)	Principal Occupation
President of the Company’s wholly owned subsidiary, Minera Exar S.A. (“Minera”), since June 17, 2013; Vice-president of Los Boros S.A. since 2015.
Biography

Mr. Mignacco has been President of Minera since May 2013.  He was the Vice Chairman of the former Lithium Americas Corp. from June 2013 to September 2015.

Mr. Mignacco holds an MBA from San Andres University in Buenos Aires, Argentina and an honours in mining at Universidad Austral, Buenos Aires, Argentina.

Board/Committee Membership and 2017 Attendance(3)	Overall Attendance %
Board HSEC Committee	14/15 Nil	93.3% n/a
Securities Held	Other Public Company/Boards
• Shares • Options • RSRs • DSUs	1,653,234 576,885 40,000 Nil	n/a
Gabriel Rubacha Buenos Aires, Argentina Director Since: March 2016 Age: 52 Non-Independent(2)	Principal Occupation

President of South American Operations of the Company since May 2017; Commercial Director of Techint Engineering & Construction from 2016 to April 2017; Managing Director of Southern Cone, Techint Engineering & Construction from 2012 to 2016.

Biography

Mr. Rubacha is the Company’s President, South American Operations.  Previously he was the Commercial Director of Techint Engineering and Construction. Prior to this position, Mr. Rubacha served as the Managing Director of the Southern Cone Region (Argentina, Chile and Uruguay), General Manager at Techint Chile, Project Director for the Pascua Lama Project, Business and Contract Manager at Veladero Project and Business Development, and Commercial Manager for Techint Engineering and Construction.

Mr. Rubacha has an International MBA from the Universidad de Belgrano/Ecole des Ponts et Chaussees, Paris, France, graduated from the Executive Program at the Darden School of Business of the University of Virginia, and has an Aeronautical Engineering degree from the Universidad Tecnologica Nacional, Argentina.

Mr. Mignacco holds an MBA from San Andres University in Buenos Aires, Argentina and his honours in mining at Universidad Austral, Buenos Aires, Argentina.

Board/Committee Membership and 2017 Attendance(3)	Overall Attendance %
Board HSEC Committee	10/10 Nil	100% n/a

Securities Held	Other Public Company/Boards
• Shares • Options • RSRs • DSUs	177,400 240,000 180,000 12,418	n/a
Wang Xiaoshen(9) Shanghai, China Director Since: June 2017 Age: 50 Independent(2)	Principal Occupation
Vice Chairman and Executive Vice President of Ganfeng Lithium.
Biography

Mr. Wang is currently Vice Chairman and Executive Vice President of Ganfeng Lithium.  Mr. Wang has a strong understanding of the lithium industry and market through his experience in sales and marketing of lithium products in China and around the world.

Mr. Wang graduated from the North China University of Technology in Beijing in 1990 and holds an executive MBA from the China Europe International Business School in 2002.

Board/Committee Membership and 2017 Attendance(3)	Overall Attendance %
Board Compensation & Benefits Committee (member since Aug 2017)	3/5 1/1	60% 100%
Securities Held	Other Public Company/Boards
• Shares • Options • RSRs • DSUs	Nil 60,000 Nil 4,178	Ganfeng Lithium Corp.

Notes:

(1)

The information as to principal occupation, business or employment and Common Shares beneficially owned, controlled or directed by a nominee is not within the knowledge of the management of the Company and has been furnished by the nominee.

(2)

“Independent” refers to the standards of independence established under National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101” or the “Corporate Governance Disclosure Rules”).

(3)

Number of meetings reflects those held after appointment of the relevant director, to the extent total does not add up to 15. Messrs. Evans and Wang joined the Board on June 7, 2017, Mr. Cohn joined the Board on June 28, 2017, Mr. Kovavisarach joined the Board on July 14, 2017 and Ms. Fraser joined the Board on November 22, 2017.

(4)	This includes 19,500 Common Shares held by Mr. Hodgson’s spouse.
(5)	Mr. Ireland is the sole shareholder of Geologic Resource Partners LLC, a shareholder of the Company holding approximately 7.24% of the Common Shares.
(6)	6,403,861 shares are held indirectly through Geologic Resource Partners LLC, a company wholly owned by Mr. Ireland.
(7)	This includes 48,445 Common Shares held by Mr. Kanellitsas’ spouse.
(8)	Mr. Kovavisarach is an affiliate of BCP Innovation Pte Ltd., a shareholder of the Company holding approximately 15.85% of the Common Shares.
(9)	Mr. Wang Xiaoshen is an affiliate of GFL Lithium Co., Ltd., a shareholder of the Company holding approximately 16.94% of the Common Shares.

Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No director, or proposed director, of the Company is, or within the 10 years prior to the date of this Circular has been, a director or executive officer of any company, including the Company that:

(a)

while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

No director, or proposed director, of the Company is, or within the 10 years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director, or proposed director, of the Company has, within the 10 years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Director Compensation

Director Compensation

The following table describes all amounts of compensation provided to the directors of the Company, who are not also NEOs, for the year ended December 31, 2017.

Director Name(1)	Fees Earned (US$)	Share-based awards (US$)(4)	Option-based awards (US$)(3)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Nicole Adshead-Bell(2)	-	17,363	32,357	N/A	N/A	N/A	49,720
Lenard F. Boggio(2)	-	19,533	32,357	N/A	N/A	N/A	51,890
Gary Cohn(2)	-	41,472	173,344	N/A	N/A	N/A	214,816
Jonathan Evans(2)	19,610	21,918	173,344	N/A	N/A	N/A	214,872
Jean Fraser(2)	-	7,609	255,162	N/A	N/A	N/A	262,771
George Ireland	21,042	79,454	385,978	N/A	N/A	N/A	486,474
Chaiwat Kovavisarach(2)	13,304	19,957	173,344	N/A	N/A	N/A	206,605
John Macken(2)	10,890	10,890	32,357	N/A	N/A	N/A	54,137
Franco Mignacco	182,500(5)	139,676	254,237	N/A	N/A	N/A	576,413
Wang Xiaoshen(2)	8,624	28,181	173,344	N/A	N/A	N/A	210,149

Notes:

(1)	For Messrs. Hodgson, Kanellitsas and Rubacha refer to the Summary Compensation Table on page 31 of this Circular.
(2)

Mr. Boggio and Dr. Adshead-Bell resigned on June 7, 2017 and Mr. Macken did not stand for re-election at the Company’s last annual general meeting.  Messrs. Evans and Wang joined the Board on June 7, 2017, Mr. Cohn joined the Board on June 28, 2017, Mr. Kovavisarach joined the Board on July 14, 2017 and Ms. Fraser joined the Board on November 22, 2017.

(3)

This column includes the grant date fair value of all Options granted during the year.  All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with International Financial Reporting Standards.  The fair values were estimated using the Black-Scholes valuation model with the assumptions as described in Note 9 to the Company’s audited consolidated financial statements for the year ended December 31, 2017.  The grant date fair value is not necessarily the value of the option to the individual over time, or the value that might ultimately be derived from the exercise of such Options.  The

Black-Scholes option pricing model has been used to determine grant date fair value due to its wide acceptance across industry as an options valuation model, and because it is the same model the Company uses to value Options for financial reporting purposes.  The Options granted to the Company’s directors vest over a period of 18 months (25% on the grant date and 25% every 6 months thereafter) in accordance with the minimum vesting requirements of the Plan.

(4)	The amount of share-based awards is recorded in accordance with IFRS 2 and is based on the estimated fair value at the grant date and charged to earnings over the vesting period.
(5)	Mr. Mignacco receives salary as part of the management compensation.

All directors are eligible for and receive Options which may be granted from time to time, for performing their duties as directors.  Pursuant to the Plan, directors are also eligible to receive RSRs and DSUs.

Effective August 14, 2017, the Board approved: (i) an increase to the annual board retainer fee to US$80,000 (previously US$35,000), a minimum 50% of which is to be paid in the form of DSU’s, with each director individually having the opportunity (but not the obligation) to take a higher share in DSU’s; (ii) an additional retainer fee of US$17,500 per annum (previously US$10,000) to the chair of the Audit Committee; (iii) an additional retainer fee of US$12,500 per annum (previously US$5,000) to all other chairs of Board Committees; (iv) an additional retainer fee of US$40,000 (previously US$30,000) to the Chairman of the Board; and (v) meeting fees of US$1,000 per meeting for meetings of the Board or a Board Committee, in excess of six meetings per year of the Board or such Board Committee.

Outstanding Share Based Awards and Option Based Awards

The following table sets forth information concerning all awards outstanding under the incentive plans of the Company at the end of the financial year ended December 31, 2017, including awards granted before the most recently completed financial year, to each of the directors who are not also a NEO.

	Option-based Awards				Share-based Awards, DSUs and RSRs
Name(1)	Number of securities underlying unexercised Options (#)	Options exercise price (C$)	Options expiration date	Value of unexercised in-the-money Options (C$)(3)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)(4)	Market or payout value of share-based awards not paid out or distributed (C$)(4)
Nicole Adshead-Bell(2)	-	-	-	-	-	-	-
Lenard F. Boggio(2)	-	-	-	-	-	-	-
Gary Cohn(2)	60,000	8.05	Sept. 14, 2022	187,800	86(5)	961	N/A
Jonathan Evans(2)	60,000	8.05	Sept. 14, 2022	187,800	685(5)	7,658	N/A
Jean Fraser(2)	60,000	12.34	Nov. 27, 2022	-	-	-	N/A
George Ireland	120,000 60,000 100,000	2.35 4.90 8.05	March 30, 2021 April 4, 2022 Sept 14, 2022	1,059,600 376,800 313,000	3,989(5) 4,823(5) 18,590(5)	44,597 53,921 207,836	N/A N/A N/A
Chaiwat Kovavisarach(2)	60,000	8.05	Sept. 14, 2022	187,800	-	-	N/A
John Macken	-	-	-	-	-	-	-
Franco Mignacco	110,460 220,920 35,505 100,000 50,000 60,000	1.875 1.43 1.6835 2.35 4.90 8.05	April 18, 2019 July 16, 2019 Feb. 12, 2020 March 30, 2021 April 4, 2022 Sept. 14, 2022	1,027,830 2,153,970 337,173 883,000 314,000 187,800	42,864	479,220	N/A
Wang Xiaoshen(2)	60,000	8.05	Sept. 14, 2022	187,800	685(5)	7,658	N/A

Notes:

(1)	For Messrs. Hodgson, Kanellitsas and Rubacha refer to the Summary Compensation Table on page 31 of this Circular.
(2)

Mr. Boggio and Dr. Adshead-Bell resigned on June 7, 2017 and Mr. Macken did not stand for re-election at the Company’s last annual general meeting.  Messrs. Evans and Wang joined the Board on June 7, 2017, Mr. Cohn joined the Board on June 28, 2017, Mr. Kovavisarach joined the Board on July 14, 2017 and Ms. Fraser joined the Board on November 22, 2017.

(3)

The value of unexercised “in-the-money options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on December 31, 2017 at C$11.18 and the exercise price of the Options.

(4)

The value of unexercised “in-the-money share-based awards that have not vested” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on December 31, 2017 at C$11.18 and the exercise price of the Options.

(5)	DSU’s in connection with fees payable to independent directors of the Company.
(6)

The Company’s audited consolidated financial statements for the year ended December 31, 2017 use C$ for reporting Options and share-based rewards and the table above is consistent with the presentation in note 9 thereto.

Incentive Plan Awards-Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2017, for each director.

Name(1)	Option-based awards – Value vested during the year (2) (US$)	Share-based awards – Value vested during the year(3) (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Nicole Adshead-Bell(2)	22,205	17,363	N/A
Lenard F. Boggio(2)	22,205	19,533	N/A
Gary Cohn(2)	86,995	-	N/A
Jonathan Evans(2)	86,995	-	N/A
Jean Fraser(2)	86,256	-	N/A
George Ireland	240,889	-	N/A
Chaiwat Kovavisarach(2)	86,995	-	N/A
John Macken(2)	18,677	10,890	N/A
Franco Mignacco	221,304	201,285	N/A
Wang Xiaoshen(2)	86,995	-	N/A

Notes:

(1)	For Messrs. Hodgson, Kanellitsas and Rubacha refer to the Summary Compensation Table on page 31 of this Circular.
(2)

Mr. Boggio and Dr. Adshead-Bell resigned on June 7, 2017 and Mr. Macken did not stand for re-election at the Company’s last annual general meeting.  Messrs. Evans and Wang joined the Board on June 7, 2017, Mr. Cohn joined the Board on June 28, 2017, Mr. Kovavisarach joined the Board on July 14, 2017 and Ms. Fraser joined the Board on November 22, 2017.

(3)	The “value vested during the year” with respect to the Options is calculated using the accounting fair values determined for financial reporting purposes in accordance with IFRS 2.
(4)	The amount of share-based awards is recorded in accordance with IFRS 2 and is based on the estimated fair value at the grant date and charged to earning over the vesting period.

CORPORATE GOVERNANCE

Corporate Governance Overview

The Board believes that good corporate governance is important to LAC’s effective performance and plays a significant role in protecting shareholders’ interests and maximizing shareholder value.  Guidelines for effective corporate governance of listed companies are established by a number of sources, including:

•	Corporate Governance Disclosure Rules
•	National Instrument 58-201 – Corporate Governance Guidelines
•	Sarbanes-Oxley Act of 2002, as amended
•	The New York Stock Exchange (“NYSE”) corporate governance standards that apply to foreign private issuers registered with the Securities and Exchange Commission in the United States
•	Toronto Stock Exchange (the “TSX”) corporate governance requirements.

There were five new directors added to the Board over the course of 2017.  The process of integrating these directors, in addition to conducting the Board’s principal role of overseeing the operations of the Company, was a key focus of the Board during this time.  The Company believes that the addition of these directors will have a beneficial impact on LAC’s corporate governance practices.  The Company already has in place a rigorous set of policies and protocols relating to corporate governance matters.

With the new members of the Board now integrated, one of the Board’s goals in the coming year is to establish further protocols and to draw on their experience and expertise in order to improve and enhance the Company’s corporate governance practices.

LAC’s overall corporate governance practices are outlined in Appendix A to this Circular, which addresses corporate governance disclosure requirements in accordance with NI 58-101.

Ethical Business Conduct

LAC has adopted a Code of Business Conduct and Ethics (the “Code”). The Code is designed to:

•	deter wrong-doing;
•	promote honest and ethical conduct; and
•	require full, accurate and timely disclosure.

The Code is subject to review from time to time by the Nominating and Corporate Governance Committee, which is responsible for updating the Code to ensure the Company is current with evolving governance and ethics practices.  The Code applies to all of our directors, officers and employees.  A copy is available on our website at:  www.lithiumamericas.com.

In addition to the Code, LAC has adopted a Whistleblower Policy. The Code and the Whistleblower Policy together provide a framework for ethical business practices and the ethical conduct of directors, officers and employees.  They promote integrity, accountability and transparency throughout the Company, and also help ensure that LAC is compliant with legal and regulatory requirements and industry best practices.

LAC now has multiple reporting channels in place to encourage the reporting of violations, or suspected violations, of the Code, the Whistleblower Policy, or other policies of the Company.  These include reporting through management, reporting by mail or email to the Audit Committee Chair with respect to financial matters, and reporting via a telephone hotline or online portal operated by a secure, independent third-party service provider.

The Nominating and Corporate Governance Committee and the Audit Committee monitor compliance with the Code and the Board is responsible for granting any waivers from the Code.  LAC will disclose any waivers from the requirements of the Code granted to directors or executive officers.  There were no waivers of the Code during 2017.

About the Board

The Board has overall responsibility for corporate governance matters through:

•	developing and approving corporate policies and guidelines,
•	assisting in the definition of corporate objectives and assessing key plans; and
•	evaluating the Company’s performance on a regular basis.

Among other things, the Board is guided by legislative and other governance standards, as well as stock exchange rules and industry best practices.  The Board has developed a mandate that sets out written terms of reference for the Board’s authority, responsibility and function.   The Board, as a whole or through its committees, periodically reviews and assesses our policies and guidelines, as well as governance practices, to ensure they are appropriate and current.

The Board is comprised of individuals of the highest integrity, each of whom has the knowledge and skill necessary to contribute effectively to the oversight and guidance of the Company.  The Board has established four committees that each play a role in our business:

•	Audit Committee
•	Compensation and Benefits Committee (“Comp Committee”)
•	Nominating and Corporate Governance Committee (“N&G Committee”)
•	Environmental, Health, Safety, Sustainability and Community Engagement Committee (“HSEC Committee”)

Each committee acts on issues that fall within its purview and on matters that overlap between committees.  The Board has developed charters for each of its committees which establish their specific roles and responsibilities.  Committee members are appointed annually following LAC’s annual general meeting of shareholders.

In fulfilling its governance responsibilities, the Board has delegated significant responsibility for corporate governance matters to the N&G Committee.  The N&G Committee is responsible for developing and implementing governance best practices.  The N&G Committee is tasked with reporting, advising and making recommendations on governance related matters to the Board.  See page 24 for a more detailed description of the N&G Committee’s composition, function and responsibilities.

In addition, the Board relies on management to ensure it is conducting everyday business to the appropriate standards and also to provide regular, complete reports to the Board and its committees.  The Company is not indebted to any of its directors.

The Board works with management to develop strategic direction, including matters relating to the Company’s long-range strategic opportunities and risks.  The Board and management regularly discuss strategic issues at Board meetings and as needed throughout the year.

Composition of the Board and Independence

The Board currently consists of 10 directors, six of whom qualify as independent directors under the Corporate Governance Disclosure Rules.  Independence is in part a legal and regulatory construct, but is also evaluated on the basis that such directors are able to act objectively an in an unfettered manner, free from material relationships with the Company or its management.  For further information see the NI 58-101 disclosure set forth in Appendix A.

LAC recently listed on the NYSE, which has a different test of independence.  As a foreign private issuer LAC is exempt from this aspect of NYSE and SEC corporate governance standards, and does not report on it.

Diversity

Our operations span North and South America, and this geographic breadth is further complemented by regional and local diversity.  As such, we enjoy a multi-faceted and multi-cultural work force that brings a wide array of experience, knowledge, background, culture and heritage to the business.

Diversity encompasses the varied characteristics that make individuals unique from one another, whether that be gender, ethnicity, age, race, religion, disability, cultural and socio-economic background, nationality, sexual orientation, language, educational background, or expertise.  Diversity encourages varied perspectives and an enhanced ability to critically evaluate how the Company operates and interacts with various stakeholders.  Awareness and promotion of diversity also fosters an inclusive work environment where individuals are treated fairly and with respect and are given equal opportunity to develop and advance.  These attributes also assist us in integrating international business standards and practices into all of our operations, while being mindful of regional and local norms.  We believe that diversity and inclusion are complementary to LAC’s long-term success.

While gender is only one aspect of diversity, it is an emerging area of focus for us.  Mining has historically been considered an industry with few opportunities for women for a variety of reasons.  Among other consequences, the mining industry has not been regarded as an attractive career choice for women, and this further perpetuates the traditionally low representation of female employees and leaders.  We seek to affect an increase in the number of women holding senior leadership roles through to the Board level.  We are also looking for opportunities to enhance awareness of diversity issues and to create a positive environment for change throughout our organization.

Board and Senior Management Diversity

Like our business as a whole, we also consider it important to have diversity amongst our Board and senior management team.

The Company will consider the principle of diversity, referring to those varied characteristics that make individuals unique from one another, when recruiting, developing and appointing our Board members and our senior management team, with the goal of having talented, knowledgeable persons with diverse experiences, backgrounds and perspectives guiding the Company.  While recruitment, development and appointments for the Board and our senior management team will be primarily merit-based in order to ensure that their composition will ultimately reflect the particular skills, knowledge and experience that are required to effectively run our business, due consideration will also be given to the present level of diversity, including gender diversity, within the leadership of the Company and the positive impact that further diversity might have on our business.

The N&G Committee will have the most direct impact on developing diversity amongst Board members as a result of its oversight responsibilities on Board composition and function, and with regard to the nomination of candidates to fill Board vacancies.  Similarly, the Chief Executive Officer, together with the N&G Committee, manage the succession planning process and make recommendations to the Board for the appointment of the Company’s senior management team.  As such, the N&G Committee and the CEO are in unique positions to encourage diversity by recognizing diversity as a factor for consideration when fulfilling their responsibilities with respect to nominating, recruiting, hiring and promoting persons for the Board and senior management.

While we have not set formal targets for female representation on our Board or in senior management, we believe that the goal of having talented, knowledgeable persons with diverse experiences, backgrounds and perspectives guiding the Company is achievable.  We currently have one Board member who is a woman.  We do not have any executive officers who are female.  We intend to actively pursue diversity, and in particular gender diversity, in future nominations.

In-Camera Meetings

Independent members of the Board are able to meet without the non-independent directors and management at Board meetings.  At the end of most meetings of the Board, the independent directors of the Board hold an in-camera session at which non-independent members and management are not in attendance.  At these in-camera sessions all directors in attendance are encouraged to raise any concerns or issues that they may have.  There is no fixed duration for these sessions.  For the financial period ended

December 31, 2017, there were 12 in-camera sessions conducted following Board meetings.  These in-camera sessions are led by the Chairman of the Board, or another independent Board member should the Chairman not be in attendance.  In addition, the Audit Committee holds in-camera sessions with the auditors or amongst themselves at each meeting.  Other committees of the Board are also entitled to hold in-camera sessions when and as required.

Board Skills Matrix

As part of our ongoing efforts to ensure we have the appropriate combination of skills and experience on our Board, the N&G Commitee has assessed the Board members based on a skills matrix and indentified the various areas of expertise that are necessary to provide effective stewardship for the Company.  Each director nominee was asked to consider the various areas of expertise indentified below and indentify whether they consider themselves to have these skills as core competencies, ancillary competencies, or that it was not within their particular area of expertise.

The following skills matrix indicates the number of director nominees who have expertise in the identified area, and is representative of the diverse competencies of our nominees:

Areas of Expertise		General Competencies	Experienced Competencies	Core Competencies
Industry	Exploration	5	1	**
	Mine Development/Operations	3	2	**
	Lithium Industry	1	3	4
	Health, Safety, Environment	6	3	1
Operational	Human Resources	2	7	1
	Business Development	1	3	6
	Executive Compensation	3	6	1
Financial	Financial Literacy	**	5	5
	Capital Markets	1	4	5
	Banking/Project Finance	3	2	5
Legal/Regulatory	Securities/Corporate Law	3	6	1
	Government Policy / Relations	2	7	**
	Corporate Governance	1	5	4
Leadership	Public Company Executive	1	3	5
	Board Experience	1	4	5
	Strategic Leadership	2	1	7

Board Education

The Company believes in the importance of ongoing director education and the need for directors to have a current and detailed understanding of their duties and responsibilities as directors and emerging trends in the mining industry.

In addition to the wide range of information provided to the Board at scheduled meetings, senior management and professional advisors also regularly provide presentations to the Board on specific aspects of the business or industry that are deemed particularly relevant or important, or on topics that the Board considers to be beneficial.  In some cases, external consultants are invited to address the Board.  Board members are also encouraged to attend seminars, conferences and professional development events.

Visits to LAC’s mineral projects are also important educational opportunities.  Directors have been and will continue to be given tours of the properties to give the directors additional insight into the business and to encourage interaction with local management and personnel.  In addition, all Board members are provided with detailed quarterly management reports regarding the business and operations.

The following table lists the educational activities undertaken by Board members from the beginning of the last financial year to the date of this Circular:

Topic	Presented / Hosted By	Attended By
Audit Committee Effectiveness Course	Institute of Corporate Directors	Gary Cohn
Ganfeng Lithium Plant Tours	Ganfeng Lithium	All members of the Board, except Jon Evans.
Cauchari-Olaroz Site Visits	LAC	All members of the Board, except Jean Fraser.
Board Orientation Session	LAC	All members of the Board, except Jean Fraser.

Board Committees

The Board currently has four committees, as described below.  The full charter of each committee can be found on the LAC website at www.lithiumamericas.com.

Audit Committee

The Audit Committee is currently composed of three directors, each of whom is an independent director for the purposes of the Corporate Governance Disclosure Rules and as required by the Audit Committee Charter.  The Audit Committee regularly holds in-camera sessions without management present.

The chair of the Audit Committee is Gary Cohn.

All members of the Audit Committee are financially literate – they have the ability to read and understand a company’s financial statements, including its balance sheet, income statement and cash flow statement.

Based on their business and educational experiences, each Audit Committee member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting. A majority of the members of the Audit Committee have had several years of experience in senior executive roles and as board members of significant business enterprises in which they assumed substantial financial and operational responsibility. In the course of these duties, such members have gained a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience analyzing and evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting.

The Audit committee assists the Board in its oversight functions as they relate to the integrity of the financial statements and accounting processes, and to the assessment of the independent external auditor’s qualifications and independence.  In this regard, the Audit Committee has primary responsibility for the oversight of the Company’s financial reporting, accounting systems and internal controls.

The Audit Committee’s primary areas of responsibility include:

•	Public filings, policies and procedures in respect of financial information
•	External auditors
•	Internal controls and financial reporting
•	Internal audit
•	Financial compliance and risk management

The Audit Committee is empowered to instruct and retain independent counsel or other advisors, set the pay and compensation for any such advisors and communicate directly with the independent auditor, as it determines necessary to carry out its duties.  LAC will pay the costs of such advisors.  The Audit Committee also has oversight responsibility for internal audit group and function, and reviews and assesses internal audit findings.  Additional information relating to the Audit Committee is contained in our Annual Information Form for the year ended December 31, 2017, under the heading “Audit Committee” and in Appendix A thereto.

Compensation Committee

The Compensation Committee is currently comprised of three directors, each of whom is an independent director as required by the Compensation Committee Charter and for the purposes of the Corporate Governance Disclosure Rules.  No member of the Compensation Committee is currently an executive officer of any other public company.  The Compensation Committee holds in-camera sessions without management present when appropriate.

The Chair of the Compensation Committee is Jonathan Evans.

The Compensation Committee reviews and makes recommendations to the Board in respect of the overall compensation strategy, salary and benefits, and succession planning of our executive officers that may address retirement, termination of employment or special circumstances, and for the general compensation structure and our incentive programs.  The Compensation Committee annually reviews and makes recommendations to the Board for approval with respect to annual and long-term corporate goals and objectives relevant for determining the compensation of our CEO and other management members, and annually reviews the performance of our CEO relative to the goals and objectives established.

More details about the Compensation Committee and its work can be found in the Executive Compensation section of this Circular.

HSEC Committee

The HSEC Committee currently consists of three directors, two of whom are non-independent, being Gabriel Rubacha and Franco Mignacco.  LAC believes that the HSEC Committee should have representation from management because those persons are in the best position to analyze any specific issues that arise in this area, as well as to effect and implement any desired changes or policies.

The chair of the HSEC Committee is Gabriel Rubacha.

The main purpose of the HSEC Committee is to ensure that:

•	the health and safety of employees and contractors at LAC’s project sites is protected;
•	employees are adequately trained to practice safe mining techniques and to avoid environmental hazards while performing their employment activities; and
•

the operation of all mines and the development of new projects is conducted in an environmentally and socially responsible manner by applying prudent design and operating practices and by educating and training the employees and contractors who work for us.

The proper care of the environment and the health and safety of employees is integral to the business, employees and the communities in which we operate.  Accordingly, we have directed our operating subsidiaries to conduct all operations in an environmentally ethical manner having regard to local laws, requirements and policies.  This includes a commitment to, among other things:

•

complying with the standards set by the applicable environmental laws and regulations of the countries and regions in which they operate, and additional environmental standards and practices that are voluntarily adopted by us;

•	exploring, designing, constructing, operating and closing mining and processing operations by utilizing effective and proven practices that minimize adverse environmental impacts;
•

educating employees regarding environmental matters and promoting employee participation in minimizing environmental impacts and behaving in a manner which recognizes the Company’s social responsibility;

•	conducting regular reviews and reporting findings to management and the Board in respect of health, safety, environmental and community issues; and
•

the continual improvement of environmental performance, the prevention of pollution and the mitigation of environmental impacts through the design and implementation of sound environmental management systems.

Nominating and Corporate Governance Committee

The N&G Committee currently consists of four directors, each of whom is an independent director as required by the N&G Committee Charter, and for the purposes of Corporate Governance Disclosure Rules.

The Chair of the N&G Committee is George Ireland.

The N&G Committee has, among other things, the following duties and responsibilities:

•	Assisting the Board in providing efficient and effective corporate governance for the benefit of shareholders.
•	Identifying and evaluating possible nominees for the Board.
•	Director education.

•	Evaluating the performance of each individual director.
•	Reviewing our Code.

The N&G Committee reviews and makes recommendations to the Board with respect to the composition of the Board and its committees.  The N&G Committee reviews the skills and independence of all nominees and recommends our corporate governance disclosure to the Board.

Director Attendance

The following table sets out the attendance of directors at Board meetings and meetings of the committees of the Board of which they were members during the year ended December 31, 2017:

Committees
Director	Board	Audit	Compensation	N&G	HSEC
Gary M. Cohn(1)	4/4	2/2	N/A	Nil	N/A
Jonathan Evans(2)	5/5	2/2	1/1	N/A	Nil
Jean Fraser(3)	-/-	N/A	-/-	Nil	N/A
Thomas Hodgson	14/15	N/A	N/A	N/A	N/A
George Ireland	15/15	3/3	N/A	Nil	N/A
John Kanellitsas	15/15	N/A	1/1	N/A	N/A
Chaiwat Kovavisarach(4)	1/3	N/A	N/A	Nil	N/A
Franco Mignacco	14/15	N/A	N/A	N/A	Nil
Gabriel Rubacha	14/15	N/A	N/A	N/A	Nil
Wang Xiaoshen(2)	3/5	N/A	1/1	N/A	N/A

Notes:

(1)	Mr. Cohn joined the Board on June 28, 2017.
(2)	Messrs. Evans and Wang joined the Board on June 7, 2017.
(3)	Ms. Fraser joined the Board on November 22, 2017.
(4)	Mr. Kovavisarach joined the Board on July 14, 2017.

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers, employees of the Company or its subsidiaries, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

EXECUTIVE COMPENSATION

Named Executive Officers

The Named Executive Officers (“NEO”) for the purposes of NI 51-102 are as follows:

•	Tom Hodgson, the chief executive officer (“CEO”) of the Company;
•	Eduard Epshtein, the chief financial officer (“CFO”) of the Company;
•	John Kanellitsas, President of the Company;
•	Gabriel Rubacha, President of South American Operations; and
•	Alexi Zawadzki, President of North American Operations.

Compensation Discussion and Analysis (“CD&A”)

The Compensation Committee is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company’s executive officers. The Compensation Committee ensures that total compensation paid to all active NEOs is fair and reasonable and is consistent with the Company’s compensation philosophy. See page 24 and “Schedule “A” – Corporate Governance Practices –Compensation” for additional details on the responsibilities, powers and operations of the Compensation Committee.

The Compensation Committee is currently comprised of Jonathan Evans (chair – who joined August 2017), Jean Fraser (who joined November 2017) and Wang Xiaoshen (who joined August 2017), all of whom are independent directors of the Company and have the skills and experience necessary to enable them to deal with compensation matters.

See further information regarding the skills and experience of each Compensation Committee member under “Election of Directors”.

The CD&A that follows outlines the Company’s executive compensation components and philosophies.

Executive Compensation Philosophy and Objectives

The Company’s principal goal is to create value for its shareholders. The Company’s compensation philosophy reflects this goal, and is based on the following fundamental principles:

1.	Compensation must align with the interests of the Company’s shareholders – the goal of the executive officers should be to maximize long-term shareholder value;
2.	Compensation must be performance sensitive – compensation for executive officers should be linked to the Company’s operating and market performance; and
3.

Compensation should be competitive to attract and retain talent – the compensation provided to the Company’s executive officers should be competitive with the market in order to retain existing members of the management team who are performing according to their objectives and to attract new individuals of the highest calibre.

In August 2017, the Company’s Compensation Committee engaged Willis Towers Watson (“WTW”), a major international adviser on executive and director compensation matters, to review current compensation arrangements for the Company’s Board and management, and to recommend changes where appropriate. In order to complete its analysis, WTW selected a peer group based on market capitalization, stage of projects and type of projects (the “Peer Group”). The Peer Group is comprised of the following companies: TMAC Resources Inc., Asanko Gold Inc., Leagold Mining Corporation, Guyana Goldfields Inc., Galaxy Resources Limited, Syrah Resources Limited, Sabina Gold & Silver Corp., Orocobre Limited, Roxgold Inc., Nemaska Lithium Inc. and Pilbara Minerals Limited. The report recommended an increase to the annual Board retainer fees and certain changes to executive compensation, which recommendations were addressed during the fiscal year ended December 31, 2017.

The Company designed its executive compensation program to encourage, compensate and reward employees on the basis of individual and corporate performance, and to align the interests of executive officers with the interest of shareholders.

This alignment of interests is achieved by making long-term equity-based incentives a significant component of executive compensation (on the assumption that the performance of the Common Share price over the long-term is an important indicator of long-term performance).  As part of the adoption of a formal compensation program, in 2016 the Company adopted a new equity incentive plan.  See “Securities Authorized for Issuance Under Equity Compensation Plans”.

The Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development of mineral projects, corporate finance and management. The mineral exploration and development industry is competitive and active for executive officers and other employees.  Therefore, the Company seeks to attract, retain and motivate highly skilled and experienced executive officers by providing competitive compensation.

Prior to making its recommendations to the Board, the Compensation Committee reviews data related to the compensation programs of companies that are similar in size to the Company and operate within the mining exploration and development industry. The purpose of this process is to:

(a)	understand the competitiveness of current pay levels for each of the Company’s executive positions relative to companies with similar revenues and business characteristics;
(b)	identify and understand any discrepancies that may exist between the Company’s compensation levels and market compensation levels; and
(c)	establish a basis for developing salary adjustments and incentive awards for the Compensation Committee’s recommendation to the Board.

Executive Compensation-Related Fees

The fee for the engagement of WTW was C$42,800, which amount was paid during the financial year ended December 31, 2017. In 2016, the Company’s Compensation Committee engaged Roger Gurr and Associates (“RG&A”), an executive compensation consulting firm, to review executive and director compensation. The fee for the engagement of RG&A was C$23,400, which amount was paid during the financial year ended December 31, 2016. There were no other fees paid, or consultants previously engaged during the two most recently completed financial years for the services related to determining compensation.

All Other Fees

Neither WTW nor RG&A were engaged to provide any other services to the Company during the two most recently completed financial years.

Elements of Executive Compensation

The Company utilizes a combination of both fixed and variable compensation to motivate executives to achieve overall corporate goals. The Board, acting on the review and recommendation of the Compensation Committee, has implemented a compensation structure intended to align the interests of the executive officers with those of the shareholders. It is comprised of three elements: first, executive officers are paid a salary; second, the Board awards executive officers long-term incentives in the form of equity-based compensation; and third, the Board may award cash and/or share bonuses for performance that results in a significant increase in shareholder value. The bonus awards to the CEO and President were determined with reference to a set of key performance indicators (“KPI’s”) adopted by the Compensation Committee that reflect an emphasis on health and safety, project advancement, capital discipline and budgeting, environmental and sustainability, and overall corporate performance as reflected in the market performance of the Common Shares.

Base salary comprises the portion of executive compensation that is fixed, whereas equity incentives and cash or share bonuses represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer has met or exceeded his or her applicable performance expectations; (ii) market performance of the Common Shares; and (iii) the Company’s liquidity and ability to raise further capital in the prevailing economic environment.

The Compensation Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the respective NEOs role and responsibilities within the Company. The focus is on remaining competitive in the market with respect to “total compensation” as opposed to within any one component of executive compensation.

Compensation for the most recently completed financial year should not be considered an indicator of expected compensation levels in future periods.  All compensation is subject to and dependent on the Company’s financial resources and prospects.

Base Salary

The Compensation Committee and the Board approve the salary ranges for the NEOs.  Base salaries are set with the goal of being competitive with corporations of a comparable size and at the same stage of development, thereby enabling the Company to compete for and retain executive officers critical to the Company’s long-term success. In determining the base salary of an executive officer, the Compensation Committee places equal weight on the following criteria:

(a)	the particular responsibilities related to the position;
(b)	salaries paid by comparable businesses;
(c)	the experience level of the executive officer; and
(d)	his or her overall performance or expected performance (in the case of a newly hired executive officer).

The Compensation Committee makes an assessment of these criteria, and using this information together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive officer and employee compensation levels.

Equity Incentive Based Awards (Long-Term Compensation)

The Compensation Committee believes that it is important to award Options as part of an overall compensation package. Encouraging its executive officers and employees to become shareholders is, in the committee’s view, an efficient way to align their interests with those of shareholders.

On December 15, 2015, the Board, on the recommendation of the Committee, adopted a broader form of equity incentive plan (the “Plan”) that permits the Company to award Options to its executives and directors, RSRs to its executives and directors and deferred share units (“DSUs”) to its directors.  For additional information see “Summary of the Plan”. The Plan was subsequently approved by shareholders of the Company at the annual general meeting held on March 30, 2016. Effective August 15, 2016, the Board made certain non-substantive amendments to the Plan, as it pertained to United States participants under the Plan. The Company believes that following the transaction with former Lithium Americas Corp. it required an updated equity incentive plan to reflect the growing size and scope of the Company’s employee base and operations.  The addition of DSUs and RSRs to the Company’s overall equity incentive plan allows it to accommodate different levels of equity incentivization among management and directors while maintaining the alignment of interest inherent in employees and directors holding an equity stake in the Company.

To provide the Company with the increased flexibility to grant equity incentives, the Plan shifted the maximum number of Common Shares issuable thereunder from a fixed number to a rolling plan whereby the maximum number of shares issuable is tied to the Company’s total issued and outstanding share capital. For additional information see “Summary of the Plan”.

The Compensation Committee from time to time determines the Option, RSR and DSU grants to be made pursuant to the Plan.  Previous grants of Options, RSRs and DSUs are taken into account when considering new grants.  For details on the Awards (defined below) granted to the Company’s NEOs and directors during the financial year ended December 31, 2017 see “Incentive Plan Awards – Outstanding Share Based Awards and Option Based Awards” and “Director Compensation – Outstanding Share Based Awards and Option Based Awards”.

Bonus awards

The Compensation Committee approves the bonus awards for each of the NEOs.  Bonus awards are set with the goal of retaining executive officers critical to the Company’s long-term success. In determining bonus awards for each NEO, the Compensation Committee considers:

(a)	the particular responsibilities related to the NEOs position;
(b)	his or her overall performance during the fiscal year; and
(c)	the Company’s overall performance during the fiscal year.

Bonus awards are discretionary and may or may not be granted depending on relevant prevailing factors in any given year.  In particular, the Compensation Committee makes an assessment of the above-noted criteria on an annual basis, and using this information together with budgetary guidelines and other internally generated planning and forecasting tools, determines the appropriate bonus award for each NEO. Such bonuses awards may be paid in cash, RSRs or a combination of both.

Other Compensation Objectives

While it has not been a formal requirement of the Company, NEOs are encouraged to hold a share ownership position in the Company.  The Company does not have a policy to recoup or claw back incentive compensation based on achieving performance targets that were later restated as the Company at this stage does not base incentive plan compensation on the achievement of objective metrics.

The Company has a Corporate Disclosure, Confidentiality and Securities Trading Policy in place that prohibits NEOs and directors from engaging in short-term or speculative transactions involving the Company’s securities that are designed to hedge or offset a decrease in the market value of the Company’s securities granted as compensation or held, directly or indirectly by an NEO or director.

Management of Risks

The Compensation Committee and the Board regularly assess the implications of the risks associated with the Company’s compensation policies and practices.  The Compensation Committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still being responsive to market influences in a competitive environment.  Through the Compensation Committee Charter, the Compensation Committee has sole authority to retain consultants to assist it in the evaluation of compensation of senior management and directors.  The Company has policies in place to mitigate compensation policies and practices that could encourage NEOs to take inappropriate and excessive risk.  All material contracts and agreements have to be approved by the Board. The Board approves annual and capital budgets and all unbudgeted expenditures and commitments over $250,000.

Performance Graph

The graph and table on the following page compares the cumulative shareholder return on a $100 investment in Common Shares to a similar investment in companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from September 30, 2012 to December 31, 2017:

Note:  The Company changed its fiscal year end from September 30 to December 31, effective in 2016.

As shown in the foregoing graph, during the fiscal year ended December 31, 2017, the Company’s performance was better than that of the S&P/TSX Composite Index. The Company believes that the positive political and economic climate change in Argentina, advancement of the Cauchari-Olaroz project to the development stage, financing of the Cauchari-Olaroz project joint venture and increase in demand and market price for lithium contributed to the increase in the Company’s share price.

The trend in overall compensation paid to the Company’s executive officers over the past three years has not directly tracked the performance of the market price of the Common Shares, or the S&P/TSX Composite Index. Given the Company’s stage of development share price is very volatile, and is currently not a significant factor in cash compensation consideration. The value of long-term incentive compensation in the form of Options is influenced by the Company’s share price performance.

Option Based Awards

The Plan provides for the grant of Options to directors, executive officers and key employees and consultants of the Company and its subsidiaries.  Since Options are not granted at a discount to the prevailing market price of the Common Shares, the Options granted accrete value only when the market price of such shares increases, thereby linking equity-based compensation to shareholder returns.

Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position and contribution to the Company.

The maximum number of Options which may be granted under the Plan is equal to 10% of the Company’s issued and outstanding Common Shares from time to time.  The Company cannot increase such percentage without shareholder approval. For additional information see “Summary of the Plan”.

Summary Compensation Table

The following table sets forth all direct and indirect compensation to NEOs for, or in connection with, services provided to the Company and its subsidiaries for the financial years ended December 31, 2017, December 31, 2016 (note that this financial year was for a fifteen month period from October 1, 2015 to December 31, 2016) and September 30, 2015 in respect of each NEO.

Name and Principal position	Year(1)	Salary (US$)(6)	Equity-Based Compensation (US$)		Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total compensation (US$)
			Share-based awards (US$)(6)(7)(8)	Option-based awards (US$)(3)(7)	Annual incentive plans(8)
Thomas Hodgson(2) CEO	2017 2016 2015	$312,500 $327,994 $16,217	$2,584,111 $218,904 N/A	$721,109 $101,700 N/A	$712,500 N/A N/A	N/A N/A N/A	Nil Nil Nil	$4,330,220 $648,598 $16,217
John Kanellitsas(2) President and Vice-Chairman	2017 2016 2015	$312,500 $350,080 $22,852	$2,584,111 $218,904 N/A	$721,109 $101,700 N/A	$712,500 N/A N/A	N/A N/A N/A	Nil Nil Nil	$4,330,220 $670,684 $22,852
Eduard Epshtein(3) CFO	2017 2016 2015	$213,333 $230,956 $183,563	$118,895 $72,968 N/A	$279,661 $89,850 N/A	N/A N/A $73,427	N/A N/A N/A	Nil Nil Nil	$611,889 $393,774 $256,990
Gabriel Rubacha(4)(5) President of South American Operations	2017 2016 2015	$200,000 $9,000 N/A	$737,635 N/A N/A	$469,954 $39,416 N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	$1,407,589 $48,416 N/A
Alexi Zawadzki(4) President of North American Operations	2017 2016 2015	$196,764 $43,860 N/A	$226,502 N/A N/A	$402,157 $62,308 N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	$825,423 $106,168 N/A

Notes:

(1)

Financial years ended December 31, 2017, December 31, 2016 (fifteen month period from October 1, 2015 to December 31, 2016) and September 30, 2015. The Company changed its fiscal year end from September 30 to December 31, effective 2016.

(2)	Messrs. Hodgson, Kanellitsas and Rubacha are also directors of the Company, and receive $Nil fees in connection therewith.
(3)

This column includes the grant date fair value of all Options granted and vested during the year.  All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with International Financial Reporting Standards 2 (“IFRS 2”), Share-based Payment.  The fair values were estimated using the Black-Scholes valuation model with the assumptions as described in Note 9 to the Company’s audited consolidated financial statements for the year ended December 31, 2017. The grant date fair value is not necessarily the value of the Option to the individual over time, or the value that might ultimately be derived from the exercise of such Options.  The Black-Scholes option pricing model has been used to determine grant date fair value due to its wide acceptance across industry as an options valuation model, and because it is the same model the Company uses to value Options for financial reporting purposes.  The Options granted to the Company’s NEOs vest over a period of 18 months (25% on the grant date and 25% every 6 months thereafter) in accordance with the minimum vesting requirements of the Plan.  Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.  Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.  Compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest.  The number of awards expected to vest is reviewed at least annually with any impact being recognized immediately.

(4)	Mr. Rubacha was appointed as President of South Americas Operations in May 2017. Mr. Zawadzki was appointed as President of North Americas Operations in August 2017.
(5)	Mr. Rubacha continues to hold 12,418 DSUs earned while he was an independent director of the Company.
(6)

During the fifteen-month period ended December 31, 2016, the Company implemented the Plan that allows the grant of RSRs and DSUs.  The amount of equity-settled payment arrangements is recorded in accordance with IFRS 2 and is based on the estimated fair value at the grant date and charged to earning over the vesting period.

(7)

Thomas Hodgson’s salary was denominated in C$ until May 2016 at which time it became denominated in US$. Eduard Epshtein’s salary was also paid in C$ until May 2016 at which time it became denominated in US$. Average foreign exchange rate for the period as published by Bank of Canada was used for the conversion of C$ to US$.  The same foreign exchange conversion method was used for conversion of share-based awards and Option-based awards. The average rates to exchange US$1 into C$ currency were as follows: Q1/17: 1.32; Q2/17: 1.34; Q3/17: 1.25; Q4/17: 1.27; Q1/16: 1.34; Q2/16 1.37, Q3/16: 1.29; Q4/16: 1.30; Q5/16: 1.33; Q1/15: 1.14, Q2/15: 1.24; Q3/15: 1.23; Q4/15: 1.31.

(8)

In September 2017, in recognition of the successful completion of the Company’s raising of a total of US$285 million from Ganfeng Lithium and Bangchak, without the assistance of outside investment bankers, the Company awarded special one-time bonuses to each of the CEO and President, equal to 1% respectively of the capital so raised. These one-time bonuses of US$2.85 million were paid as 25% in cash and 75% in RSRs, and are reflected above in each case in the figures for Share-based awards ($2,137,500) and Annual Incentive Plans ($712,500). The remaining amounts reflected under Share-based Awards reflect the granting of RSRs on the recommendation of the Compensation Committee in regard to achievement of the enunciated KPIs for the CEO and President as summarized on page 27.

Significant factors necessary to understand the information disclosed in the Summary Compensation Table above are as follows:

Fair Value of Stock Option Grants, RSRs and DSUs

The Company grants Options to buy Common Shares to directors, officers, employees and service providers.  The fair value of Options granted by the Company is treated as compensation costs in accordance with IFRS 2, Share-based Payment.

Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.  Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.

In March 2016 the Company implemented the Plan that allows the grant of RSRs and DSUs.  The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to earning over the vesting period.

Employment Agreements

The Company has entered into employment agreements with each of its NEOs. The agreements specify the terms and conditions of employment, the duties and responsibilities of the executive, the compensation and benefits to be provided by the Company in exchange for the executive’s services and the compensation and benefits to be provided by the Company in the event of a termination of employment.

Set forth below is a summary of the significant terms of the employment agreement or arrangement of each of the Company’s NEOs.

Employment Agreement – Chief Executive Officer

Pursuant to an executive employment agreement between the Company and Mr. Hodgson dated effective May 1, 2016 (the “Hodgson Agreement”), Mr. Hodgson is employed as Chief Executive Officer of the Company with an annual salary of US$350,000.  The Company reimburses Mr. Hodgson for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his duties as CEO.

For information regarding the termination provisions of the Hodgson Agreement, please refer to the disclosure under the heading “Termination and Change of Control Benefits”.

Employment Agreement – President and Vice-Chairman

Pursuant to an executive employment agreement between the Company and Mr. Kanellitsas dated effective May 1, 2016 (the “Kanellitsas Agreement”), Mr. Kanellitsas is employed as President and Vice-Chairman of the Company with an annual salary of US$350,000.  The Company reimburses Mr. Kanellitsas for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his duties as President and Vice-Chairman.

For information regarding the termination provisions of the Kanellitsas Agreement, please refer to the disclosure under the heading “Termination and Change of Control Benefits”.

Employment Agreement – Chief Financial Officer

Pursuant to an executive employment agreement between the Company and Mr. Epshtein dated effective December 1, 2010, as amended by a letter agreement between the Company and Mr. Epshtein dated October 15, 2012 and by an amendment agreement dated effective March 10, 2014 (collectively the “Epshtein Agreement”), Mr. Epshtein is employed as the CFO of the Company.  Effective May 1, 2017, his annual salary was increased to US$220,000.  The Company also reimburses Mr. Epshtein for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his duties as CFO.

For information regarding the termination provisions of the Epshtein Agreement, please refer to the disclosure under the heading “Termination and Change of Control Benefits”.

Employment Agreement –President of South American Operations

Pursuant to an executive employment agreement between the Company and Mr. Rubacha dated effective May 1, 2017 (the “Rubacha Agreement”), Mr. Rubacha is employed as President of South American Operations with the base annual salary of US$300,000.  The Company reimburses Mr. Rubacha for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his duties as President of South American Operations.

For information regarding the termination provisions of the Rubacha Agreement, please refer to the disclosure under the heading “Termination and Change of Control Benefits”.

Employment Agreement – President of North American Operations

Pursuant to an executive employment agreement between the Company and Mr. Zawadzki dated effective August 15, 2017 (the “Zawadzki Agreement”), Mr. Zawadzki is employed as President of North American Operations with the base annual salary of US$300,000.  The Company reimburses Mr. Zawadzki for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his duties as President of North American Operations.

For information regarding the termination provisions of the Zawadzki Agreement, please refer to the disclosure under the heading “Termination and Change of Control Benefits”.

Incentive Plan Awards

Outstanding Share Based Awards and Option Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company at the end of the most recently completed financial year ended December 31, 2017, including awards granted before the most recently completed financial year, to each of the NEOs, on a post-Consolidation basis.

	Option-based Awards(2)(6)				Share-based Awards(6)
Name	Number of securities underlying unexercised Options/RSR’s (#)	Option/RSR exercise price (C$)	Option/RSR expiration date	Value of unexercised in-the-money Options/RSRs (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)(3)	Market or payout value of share-based awards not paid out or distributed (C$)(3)
Thomas Hodgson CEO	100,000 35,505(2) 299,820(2) 160,000 160,000	2.35 1.69 1.43 4.90 8.05	Mar. 30, 2021 Feb. 12, 2020 July 16, 2019 April 4, 2022 Sept. 14, 2022	883,000 336,942 2,923,245 1,004,800 500,800	40,000 54,482 363,634	447,200 609,109 4,065,428	N/A N/A N/A
John Kanellitsas President and Vice-Chairman	100,000 35,505 220,920(2) 110,460(2) 160,000 160,000	2.35 1.69 1.43 1.88 4.90 8.05	Mar. 30, 2021 Feb. 15, 2020 Jul. 16, 2019 Apr. 18, 2019 April 4, 2022 Sept. 14, 2022	883,000 336,942 2,153,970 1,027,278 1,004,800 500,800	126,895 54,482 26,725 363,634	1,418,686 609,109 298,785 4,065,428	N/A N/A N/A N/A
Eduard Epshtein CFO	50,000 65,000 30,000 60,000 30,000 80,000	2.35 1.50 3.45 1.35 4.90 8.05	Mar. 30, 2021 Oct. 5, 2020 Aug. 15, 2019 Oct. 21, 2018 April 4, 2022 Sept. 14, 2022	441,500 629,200 231,900 589,800 188,400 250,400	36,000	402,480	N/A
Gabriel Rubacha President of South American Operations	40,000 100,000 100,000	2.35 5.00 8.05	Mar 30, 2021 May 16, 2022 Sept. 14, 2022	353,200 618,000 313,000	11,440 180,000 978	127,899 2,012,400 10,934	N/A N/A N/A
Alexi Zawadzki President of North American Operations	30,000 70,000 100,000	4.55 4.90 8.05	Aug. 30, 2021 April 4, 2022 Sept. 14, 2022	198,900 439,600 313,000	48,095	537,702	N/A

Notes:

(1)

The value of unexercised “in-the-money options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on December 31, 2017 of C$11.18 and the exercise price of the Options.

(2)

Pursuant to the terms of the Arrangement Agreement between the Company and former Lithium Americas Corp. dated June 30, 2015, the options to purchase common shares in former Lithium Americas Corp. held by Messrs. Hodgson,  and Kanellitsas were exchanged for Options to purchase common shares in the Company.  All other terms and conditions of these Options including the term to expiry, vesting and conditions to and manner of exercising remained the same as was set out in the original option to purchase common shares in former Lithium Americas Corp.

(3)	The market value of unexercised share-based awards is calculated on the basis of the closing price of the Common Shares on the TSX on December 31, 2017 of C$11.18.
(4)	Restricted Shares which vest on the earlier of the termination of a voting agreement between the awardee and Bangchak and May 31, 2017.
(5)	The earlier of a change of control and the awardee’s separation from the Company.
(6)

The Company’s audited consolidated financial statements for the year ended December 31, 2017 use C$ for reporting Options and share-based awards and the table above is consistent with the presentation in note 9 thereto.

Incentive Plan Awards – Value Vested or Earned During the Year

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the NEOs.

The following table sets forth details of the value of all awards that vested during the financial year ended December 31, 2017, for each of the NEOs.

Name	Option-based awards – Value vested during the year(1) (US$)	Share-based awards – Value vested during the year (US$)(2)	Non-equity incentive plan compensation – Value earned during the year (US$)
Thomas Hodgson CEO	431,077	2,584,111	N/A
John Kanellitsas President and Vice-Chairman	431,077	2,584,111	N/A
Eduard Epshtein CFO	162,002	118,895	N/A
Gabriel Rubacha President of South American Operations	284,569	271,244	N/A
Alexi Zawadzki President of North American Operations	132,427	61,903	N/A

Notes:

(1)

The “value vested during the year” with respect to the Options is calculated using the accounting fair values determined for financial reporting purposes in accordance with IFRS 2.  The fair values were estimated using the Black-Scholes valuation model with the assumptions as described in Note 9 to the Company’s audited consolidated financial statements for the year ended December 31, 2017.

(2)	The amount of equity-settled payment arrangements is recorded in accordance with IFRS 2 and is based on the estimated fair value at the grant date and charged to earning over the vesting period.

Other Compensation and Pension Benefits

The Company does not have any pension, retirement or deferred compensation plans, including defined benefit or defined contribution plans.

Termination and Change of Control Benefits

The following is a summary of the termination and Change of Control (defined below) benefits contained in each of the Hodgson Agreement, the Kanellitsas Agreement, the Epshtein Agreement, the Rubacha Agreement and the Zawadzki Agreement (collectively, the “Employment Agreements”).

The Employment Agreements provide that: (i) the NEO may terminate his employment upon sixty (60) days notice or upon providing written notice of termination for good reason (which includes, without limitation, failure of the Company to pay any amount due to the NEO within fifteen (15) days of notice to the Company of such failure to pay, reduction in the NEOs title or duties or responsibilities, material adverse change in salary or benefits, or material breach by the Company of the respective Employment Agreement); (ii) the Company may terminate the NEOs employment for just cause; and (iii) the Company may terminate the NEOs employment without cause upon the payment to the NEO of twelve (12) months’ (the “Severance Period”) salary in a lump sum, the payment to the NEO of any bonus that the NEO would have earned during the Severance Period, the continuation of benefits for the NEO and payment to the NEO of all outstanding vacation pay and other compensation earned.  The Employment Agreements also provide that upon a Change of Control (as defined below), if within twelve (12) months of such Change of Control, the NEO is terminated (other than for just cause) or the NEO terminates his employment for good reason, the Company shall provide the NEO with the same payments and benefits set forth in (iii) above, except that the Severance Period will be twenty-four (24) months, instead of twelve (12) months. Payment of the foregoing amounts is, in each case, conditional upon the NEO executing a release in favour of the Company. Upon separation from the Company for any reason other than cause, the NEOs unvested RSR’s vest.

A “Change of Control” for the purposes of the Employment Agreements means, in respect of the Company: (i) if, as a result of or in connection with the election of directors, the people who were directors (or who were entitled under a contractual arrangement to be directors) of the Company before the election cease to constitute a majority of the Board, unless the directors have been nominated by management or approved of by a majority of the previously serving directors; (ii) any transaction at any time and by whatever means pursuant to which any person or any group of two or more persons acting jointly or in concert as a single control group or any affiliate (other than a wholly-owned subsidiary of the Company or in connection with a reorganization of the Company) or any one or more directors thereof hereafter “beneficially owns” (as defined in the BCBCA directly or indirectly, or acquires the right to exercise control or direction over, voting securities of the Company representing 50% percent or more of the then issued and outstanding voting securities of the Company, as the case may be, in any manner whatsoever; (iii) the sale, assignment, lease or other transfer or disposition of more than 50% percent of the assets of the Company to a person or any group of two or more persons acting jointly or in concert (other than a wholly-owned subsidiary of the Company or in connection with a reorganization of the Company); (iv) the occurrence of a transaction requiring approval of the Company’s shareholders whereby the Company is acquired through consolidation, merger, exchange of securities involving all of the Company’s voting securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any person or any group of two or more persons acting jointly or in concert (other than a short-form amalgamation of the Company or an exchange of securities with a wholly-owned subsidiary of the Company or a reorganization of the Company); or (v) any sale, lease, exchange, or other disposition of all or substantially all of the assets of the Company other than in the ordinary course of business.

The following table discloses the estimated amounts payable to those NEOs under a termination without cause or upon the occurrence of a change of control (and assuming if necessary, that there was a termination of employment within 12 months of such change of control).   Amounts disclosed in the table below assume that the NEOs employment terminated and/or a change of control (or, as applicable, termination following the change of control) occurred on December 31, 2017.

Named Executive Officer	Termination by the Company US$	Payment due upon a Change of Control(1) US$
Thomas Hodgson CEO	$700,000	$1,400,000
John Kanellitsas President and Vice-Chairman	$700,000	$1,400,000
Eduard Epshtein Chief Financial Officer	$440,000	$880,000
Gabriel Rubacha President of South American Operations	$600,000	$1,200,000
Alexi Zawadzki President of North American Operations	$600,000	$1,200,000

Notes:

(1)	The entitlement of the NEOs to payment upon a Change of Control is not necessarily in substitution for, and may be in addition to, amounts payable to such NEOs upon termination by the Company.
(2)	Amounts above include, among other things, amounts payable in lieu of bonuses that would have been earned during the applicable severance period.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

At the annual general meeting held March 30, 2016, the shareholders of the Company voted to approve the Plan, which replaced a stock option plan that had been in place since 2010 (the “Old Plan”).  The Plan is intended to secure for the Company and its shareholders the benefits of incentives inherent in share ownership by the employees and directors of the Company and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success.  All Options outstanding prior to March 30, 2016 will continue to be governed by the terms of the Old Plan. Subsequent to March 30, 2016, all Awards (as defined below) are governed by the terms of the Plan. The administration and material terms of Options granted under the Plan and the Old Plan are substantially similar.

The following information is as at the Company’s most recently completed financial year end:

Plan Category	Number of securities to be issued upon exercise of outstanding Options, RSR’s, DSU’s and rights (a)	Weighted-average exercise price of outstanding Options CDN$	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by the securityholders	8,847,911	$4.85	1,820,631
Equity compensation plans not approved by the securityholders(1)	--	--	--
Total	8,847,911	$4.85	1,820,631

Note:

(1)

As at May 7, 2018, the aggregate number of Common Shares that may be reserved for issuance under the Plan (including the Old Plan) is 8,856,163, with a balance of 1,911,406 Common Shares available for future grants under the Plan.

Annual Burn Rate under the Plan

The following sets out the annual burn rate of the Plan for the last three financial years ended December 31, 2017, 2016 and 2015, calculated by dividing the number of Awards (defined below) awarded under the Plan during the applicable financial year, by the weighted average number of Common Shares outstanding for the applicable financial year.

Financial Year	Number of Awards awarded under the Plan (a)	Weighted average number of Common Shares outstanding during the applicable financial year (b)	Annual burn rate ((a)/(b))
2017	6,897,000	75,979,000	9.08%
2016	3,923,000	58,360,200	6.72%
2015	3,466,200	26,633,600	13.01%

Summary of the Plan

Overview

The following is a summary of the material terms of the Plan and is qualified in its entirety by reference to the specific terms of the Plan, a copy of which is available on the Company’s profile at www.sedar.com.

The Plan provides for the grant to eligible directors and employees (including officers) of incentive stock options exercisable to purchase Common Shares (“Options”) and restricted shares that convert automatically into common shares (“RSRs”).  The Plan also provides for the grant to eligible directors of DSUs which the directors are entitled to redeem for 90 days following retirement or termination from the Board (Options, RSRs and DSUs are collectively referred to as “Awards”).

Stock Options

Option Grants

The Plan authorizes the Board, on the recommendation of the Compensation Committee, to grant Options. The number of Common Shares, the exercise price per Common Share, the vesting period and any other terms and conditions of Options granted pursuant to the Plan, from time to time are determined by the Board, on the recommendation of the Compensation Committee, at the time of the grant, subject to the defined parameters of the Plan.  The date of grant for the Options shall be the date the Compensation Committee approved the grant for recommendation to the Board, or for grants not approved for recommendation by the Committee, the date such grant was approved by the Board.

Exercise Price

The exercise price of any Option cannot be less than the volume weighted average price of the Common Shares on the TSX for the five days on which Common Shares were traded immediately preceding the date of grant (the “Fair Market Value”).

Exercise Period, Blackout Periods and Vesting

Options are exercisable for a period of five years from the date the Option is granted or such greater or lesser period as determined by the Board. Options may be earlier terminated in the event of death or termination of employment or appointment. Vesting of Options is determined by the Board. Failing a specific vesting determination by the Board, Options automatically become exercisable incrementally over a period of eighteen months from the date of grant, as to: (i) 25% of the total number of shares under Option immediately upon the date of grant; and (ii) at each six-month interval thereafter, an additional 25% of the total number of shares under Option such that after the 18th month of the Option period, 100% of the Option will be exercisable.

The right to exercise an Option may be accelerated in the event a takeover bid in respect of the Common Shares is made.

When the expiry date of an Option occurs during, or within ten (10) days following, a “blackout period”, the expiry date of such Option is deemed to be the date that is ten (10) days following the expiry of such blackout period. Blackout periods are imposed by the Company to restrict trading of the Company’s securities by directors, officers, employees and certain others who hold Options to purchase Common Shares, in accordance with the Company’s Corporate Disclosure, Confidentiality and Securities Trading

Policy and similar policies in effect from time to time, in circumstances where material non-public information exists, including where financial statements are being prepared but results have not yet been publicly disclosed.

Cashless Exercise Rights

Cashless exercise rights may also be granted under the Plan, at the discretion of the Board on the recommendation of the Compensation Committee, to an optionee in conjunction with, or at any time following the grant of, an Option. Cashless exercise rights under the Plan effectively allow an optionee to exercise an Option on a “cashless” basis by electing to relinquish, in whole or in part, the right to exercise such Option and receive, in lieu thereof, a number of fully paid Common Shares. The number of Common Shares issuable on the cashless exercise right is equal to the quotient obtained by dividing the difference between the aggregate Fair Market Value and the aggregate Option price of all Common Shares subject to such Option by the Fair Market Value of one (1) Common Share.

Termination or Death

If an optionee dies while employed by the Company, any Option held by him or her will be exercisable for a period of 12 months or prior to the expiration of the Options (whichever is sooner) by the person to whom the rights of the optionee shall pass by will or applicable laws of descent and distribution. If an optionee is terminated for cause, no Option will be exercisable unless the Board determines otherwise. If an optionee ceases to be employed or engaged by the Company for any reason other than cause, then the Options will be exercisable for a period of 12 months or prior to the expiration of the Options (whichever is sooner).

RSRs

RSR Grant

The Plan authorizes the Board to grant RSRs, in its sole and absolute discretion, to any eligible employee or director.  Each RSR provides the recipient with the right to receive Common Shares as a discretionary payment in consideration of past services or as an incentive for future services, subject to the Plan and with such additional provisions and restrictions as the Board may determine.  Each RSR grant shall be evidenced by a restricted share right grant letter which shall be subject to the terms of the Plan and any other terms and conditions which the Board, on recommendation of the Committee, deem appropriate.

Vesting of RSRs

Concurrent with the granting of the RSR, the Board shall determine, on recommendation from the Compensation Committee, the period of time during which the RSR is not vested and the holder of such RSR remains ineligible to receive Common Shares.  Such period of time may be reduced or eliminated from time to time for any reason as determined by the Board.  Once the RSR vests, the RSR is automatically settled through the issuance of an equivalent number of underlying Common Shares as RSRs held.  Participants who are resident in Canada for the purposes of the Income Tax Act (Canada) may elect to defer some or all of any part of the Common Share grant until one or more later dates.

Retirement or Termination

In the event the participant retires or is terminated during the vesting period, any RSR held by the participant shall be terminated immediately provided however that the Board shall have the absolute discretion to accelerate the vesting date.  In the event of death or total disability, the vesting period shall accelerate and the Common Shares underlying the RSRs shall be issued.

DSUs

DSU Grant

The Plan authorizes the Board to grant DSUs, in its sole and absolute discretion in a lump sum amount or on regular intervals to eligible directors.  Each DSU grant shall be evidenced by a DSU grant letter which shall be subject to the terms of the Plan and any other terms and conditions which the Board, on recommendation of the Compensation Committee, deem appropriate.

Vesting of DSUs

Each eligible director shall be entitled to redeem their DSUs during the period commencing on the business day immediately following the date such director ceases to hold any directorship and ending on the 90th day following such date by providing written notice of redemption to the Company.  Upon redemption, the director shall be entitled to receive (subject to any share issuance limits in the Plan), the number of Common Shares equal to the number of DSUs in the director’s account.  If the director ceases to hold office during a year where DSUs have been granted in advance of being earned and they have not held office for the entire year, the director will only be entitled to a pro-rated issuance of shares.

Provisions applicable to all grants of Awards

Participation Limits

The aggregate number of Common Shares that may be issued and issuable under the Plan together with any other securities-based compensation arrangements of the Company, as applicable,

(a)	to insiders shall not exceed 10% of the Company’s outstanding issue from time to time;
(b)	to insiders within any one-year period shall not exceed 10% of the Company’s outstanding issue from time to time; and
(c)	to any one insider and his or her associates within any one-year period shall not exceed 5% of the Company’s outstanding issue from time to time.

In no event will the number of shares that may be issued to any individual under the Plan (when combined with all of the Company’s other security based compensation arrangements, as applicable) exceed 5% of the Company’s outstanding issue from time to time.

Transferability

Pursuant to the Plan, any Awards granted to a participant shall not be transferable except by will or by the laws of descent and distribution.  During the lifetime of a participant, Awards may only be exercised by the Participant.

Amendments to the Plan

The Board may amend, suspend or terminate the Plan or any Award granted under the Plan without shareholder approval, including, without limiting the generality of the foregoing: (i) changes of a clerical or grammatical nature; (ii) changes regarding the persons eligible to participate in the Plan; (iii) changes to the exercise price; (iv) vesting, term and termination provisions of Awards; (v) changes to the cashless exercise right provisions; (vi) changes to the authority and role of the Board under the Plan; and (vii) any other matter relating to the Plan and the Awards granted thereunder, provided however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Company’s shares are listed;
(b)

no amendment to the Plan or to an Award granted thereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;

(c)

the expiry date of an Option shall not be more than ten (10) years from the date of grant of such Option, provided, however, that at any time the expiry date should be determined to occur either during a blackout period or within ten business days following the expiry of a blackout period, the expiry date of such Option shall be deemed to be the date that is the tenth business day following the expiry of the blackout period;

(d)	the Board shall obtain shareholder approval of:
(i)	any amendment to the aggregate number of shares issuable under the Plan;
(ii)	any amendment to the limitations on shares that may be reserved for issuance, or issued, to insiders;
(iii)

any amendment that would reduce the exercise price of an outstanding Option other than pursuant to a declaration of stock dividends of shares or consolidations, subdivisions or reclassification of shares, or otherwise, the number of Common Shares available under the Plan; and

(iv)

any amendment that would extend the expiry date of any Option granted under the Plan except in the event that such Option expires during or within ten (10) business days following the expiry of a blackout period.

If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award pursuant thereto remain outstanding.

Share Issuance Limits

The aggregate number of Common Shares that may be subject to issuance under the Plan, together with any other securities-based compensation arrangements of the Company (including the Old Plan), shall not exceed 10% of the Company’s issued and outstanding share capital from time to time.

As of May 7, 2018, there were 5,393,595 Options, 1,488,088 RSRs and 63,074 DSUs (representing 7.84% of the Company’s issued and outstanding share capital as at the date of this Circular) outstanding under the Plan and 1,471,595 Options (representing 1.66% of the Company’s issued and outstanding share capital as at the date of this Circular) outstanding under the Old Plan.

There are no entitlements to Common Shares under the Plan or the Old Plan which are subject to ratification by shareholders at the Meeting.

Schedule “A”

CORPORATE GOVERNANCE DISCLOSURE

The following addresses the disclosure guidelines under National Instrument 58-101 – Disclosure of Corporate Governance Practices

BOARD OF DIRECTORS

Disclose the identity of directors who are independent.

The following persons who are being nominated as directors for our Board are considered to be “independent” within the meaning of the Corporate Governance Rules:

•	Gary Cohn
•	Jonathan Evans
•	George Ireland
•	Wang Xiaoshen
•	Chaiwat Kovavisarach
•	Jean Fraser

Disclose the identity of directors who are not independent and describe the basis for that determination.

The Company’s non-independent directors are Thomas Hodgson, by virtue of acting as Chief Executive Officer of the Company; John Kanellitsas, by virtue of acting as President and Vice Chairman; Gabriel Rubacha, by virtue of acting as President of South American Operations; and Franco Mignacco, by virtue of acting as President of Minera Exar S.A., a 50% owned subsidiary of the Company.

Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of our Board is independent.  Six of ten directors qualify as independent for purposes of the Corporate Governance Rules.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are presently also directors of other reporting or equivalent issuers:

•	George Ireland is also a director of Amerigo Resources Ltd., Rathdowney Resources Ltd. and Redstar Gold Corp.
•	John Kanellitsas is also a director of Cobalt 27 Capital Corp.
•	Wang Xiaoshen is also a director of Ganfeng Lithium Corp.
•	Jean Fraser is also a director of Maple Leaf Foods Inc.
•	Chaiwat Kovavisarach is a director of Bangchak Corporation Public Company, Nido Petroleum Ltd., Bangchak Corporation Plc., BCPG Plc., Asia Insurance 1950 Plc. and Bangchak Retail Limited.

Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

At the end of most meetings of the Board, the independent directors of the Board hold an in-camera session at which non-independent members and management are not in attendance.  At these sessions all directors in attendance are encouraged to raise any concerns or issues that they may have.  There is no fixed duration for these sessions.  These in-camera sessions are led by the Chairman of the Board, or another independent Board member should the Chairman not be in attendance.  For the financial period ended December 31, 2017, there were 12 in-camera sessions conducted following Board meetings.

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

George Ireland is the Chairman of the Board and is an independent director.  The Board has established a written position description for the Chairman. The Chairman provides leadership to the Board and works with the CEO of the Company to advance the business of the Company.  The Chairman is also responsible for, among other things, working with the Board on strategic planning and corporate governance issues, chairing Board meetings, appointing the chairpersons of the Board committees and performance evaluations with respect to the Company, the Board and the CEO.

Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

For the year ended December 31, 2017, there were 15 meetings of the Board.  Several of the directors joined the Board part way through the year, and accordingly were only eligible to attend a lesser number of meetings depending on the start date.  The attendance records of each director for the most recently completed financial year is set forth on page 24 of the Circular.

BOARD MANDATE

Disclose the text of the Board’s written mandate.  If the Board does not have a mandate, describe how the Board delineates its role and responsibilities.

The Board has a written mandate.  The mandate was most recently disseminated to the shareholders in the information circular dated July 7, 2017 which is filed on SEDAR, where it is attached as Schedule B, and is also available on our website at www.lithiumamericas.com.

POSITION DESCRIPTIONS

Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has developed a written position description for the Chairman of the Board.  The Board has not developed a written position description for the chair of each committee; however, the Board has created a written charter for each of the Audit Committee, the Compensation and Benefits Committee and the Nominating and Corporate Governance Committee from which the chairs of such committees delineate their roles and responsibilities.

Disclose whether or not the Board and CEO have developed a written position description for the CEO.  If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has developed a written position description for the CEO.

ORIENTATION AND CONTINUING EDUCATION

Briefly describe what measures the Board takes to orient new members regarding: (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The Board does not have any formal policies with respect to the orientation of new directors. However new directors are provided with relevant materials with respect to the Company, the role of the Board, its committees and its directors, and the nature and operation of the Company’s business, as well as being oriented on relevant corporate issues by the CEO.

Directors have been and will continue to be given tours of our mineral projects.  In addition, all directors are provided with monthly management reports regarding the business and operations.

In August 2017, a Board Orientation Session was conducted in Vancouver, BC for new members of the Board.

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board currently does not provide a formal continuing education program for its directors, although Board members are encouraged to pursue continuing education to support their role as directors.  Directors are periodically provided with the opportunity to visit the Company’s properties to become familiar with its business and operations. Presentations by management and the Company’s advisors are also organized, as needed, to provide ongoing director education. By appointing to the Board professionals with a wide range of financial, exploration and mining expertise, the Company ensures that the Board operates effectively and efficiently.

ETHICAL BUSINESS CONDUCT

Disclose whether or not the Board has adopted a written code for its directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and disclose how a person or company may obtain a copy of the code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) which is applicable to its directors, officers and employees.  A copy of the Code has been filed on SEDAR at www.sedar.com and is available on the Company’s website in English and Spanish.  All directors, officers and employees of the Company are provided with a copy of the Code and must provide the Company with written acknowledgement that they have received, reviewed and understood the Code.  The Company’s Audit Committee is responsible for monitoring compliance with the Code.  To date, the Company has not been required to file a material change report relating to a departure from the Code.

The Company has also implemented a “whistleblower policy” with a formal procedure and telephone line for receiving and handling any complaints concerning possible breaches of the Code.

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors with an interest in a material transaction or agreement are required to declare their interest and abstain from voting on such transactions.  A thorough discussion of the documentation related to a material transaction is required for review by the Board, particularly independent directors.

Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Board seeks directors who have solid track records in matters ranging from finance to exploration and mining in order to ensure a culture of ethical business conduct. The Board has also adopted the Code which summarizes the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing. It represents a standard for all directors, officers and employees that reinforces the seriousness of the Company’s commitment to ethical business conduct and it is mandatory for every director, officer and employee of the Company or any of its subsidiaries to acknowledge they have received, reviewed and understood the Code.

NOMINATION OF DIRECTORS

Describe the process by which the Board identifies new candidates for Board nomination.

All of the Company’s directors are involved in the search for new directors. A new director should ideally have direct experience in the mining business and significant public company experience. The nominee must not have a significant conflicting public company association. Experienced mining directors are currently difficult to source as a result of the high level of activity in the mining sector.

Disclose whether or not the Board has a nomination committee composed entirely of independent directors.  If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Nominating and Corporate Governance Committee currently consists of George Ireland, Chaiwat Kovavisarach, Gary Cohn and Jean Fraser, each of whom is an independent director.

If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board with respect to developments in the area of corporate governance and the practices of the Board.

The Nominating and Corporate Governance Committee is also responsible for reporting to the Board with respect to appropriate candidates for nomination to the Board, and for developing and recommending to the Board corporate governance guidelines.

COMPENSATION

Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development.  The Compensation and Benefits Committee reviews and recommends to the Board for approval the general compensation philosophy and guidelines for all directors and executive officers. In the past two years, the Board has also engaged third party consultants to review LAC’s compensation practices and made recommendations on these practices.

Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

From January to August 2017, the Compensation and Benefits Committee was comprised of George Ireland (chair), Nicole Adshead-Bell and Lenard Boggio; from August to November 2017, the Compensation and Benefits Committee was comprised of Jonathan Evans (chair), John Kanellitsas and Wang Xiaoshen; and from November 2017 to December 31, 2017, the Compensation and Benefits Committee was comprised of Jonathan Evans (chair), Jean Fraser and Wang Xiaoshen, each of whom are independent directors.

If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The role of the Compensation and Benefits Committee is primarily to review the adequacy and form of compensation of senior management and the directors with such compensation realistically reflecting the responsibilities and risks of such positions, to administer the Company’s equity incentive plan, to determine the recipients of, and the nature and size of share compensation awards granted from time to time, to determine the remuneration of executive officers and to determine any bonuses to be awarded.  These duties are established in a written charter.

OTHER BOARD COMMITTEES

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board also has an Environmental, Health, Safety, and Community Engagement Committee (the “HSEC Committee”).

Describe the role of the HSEC Committee.

The role of the HSEC Committee is to review and monitor: (i)  the environmental policies and activities of the Company on behalf of the Board and management; (ii) the policies and activities of the Company as they relate to the health and safety of employees of the Company in the workplace; (iii) the policies and activities of the Company as they relate to the Company’s interaction with community, government, and other shareholders; (iv) the policies designed to insure the most sustainable use of all renewable and non-renewable resources consumed in conjunction with the Company’s activities.

Disclose whether or not the HSEC Committee is composed entirely of independent directors.

The HSEC Committee is a Board and management committee and is comprised of one independent director and two non-independent directors. Following the Meeting, at which the shareholders will have had an opportunity to consider and vote on the newly appointed proposed directors, the Board intends to convene and appoint two additional independent directors to the HSEC Committee.

ASSESSMENTS

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Nominating and Corporate Governance Committee is responsible for establishing appropriate processes for the evaluation of the effectiveness of the Board and its members and its committees and their charters. It is also responsible for reviewing: (i) the performance of individual directors, the Board as a whole, and committees of the Board; and (ii) the performance evaluation of the chair of each Board committee. Given the substantial turnover on the Board during 2017, it was not considered useful to complete an assessment for the year ended December 31, 2017, but the Company intends to do so in future years.

Director Term Limits and Other Mechanisms of Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal.

The Board has not adopted term limits for directors or other mechanisms for board renewal.  The Nominating and Corporate Governance Committee considers both the term of service of individual directors, the average term of the Board as a whole and the turnover of directors when proposing a slate of nominees at each annual meetings of shareholders.  The Board strives to achieve a balance between depth of experience and the need for renewal and new perspectives.  The Nominating and Corporate Governance Committee has determined that currently no appreciable benefit would be derived from the introduction of term or retirement age limits at this time.

The Company does have a “Majority Voting Policy” which specifies that, if a nominee receives a majority of “withheld” votes, as opposed to a majority of votes in favour of his or her election, the individual is deemed to have tendered his or her resignation from the Board.  Upon tender of such resignation, the Board maintains a residual discretion to refuse the resignation, upon the recommendation of the Nominating and Corporate Governance Committee, within 90 days following the date of the election.

Policies Regarding the Representation of Women on the Board

Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors.  If the issuer has not adopted such a policy, disclose why it has not done so.

The Company does not have a formal policy relating to the identification and nomination of women directors.  The Board identifies and evaluates candidates to become members.  The Board recognizes the valuable contributions made to board deliberations and management by people of different gender, experience and background. The Board’s approach is to focus on hiring the best quality individuals for a given position, while also encouraging diversity on the Board and in executive officer positions. In this regard, Jean Fraser has recently been appointed to the Board. The goal of this process is to create a Board that, as a whole, consists of individuals with various and relevant career experience, knowledge of the mining industry and financial or other specialized expertise. The Nominating and Corporate Governance Committee will monitor developments in this area while reviewing the Company’s own practices in order to adopt an approach that is meaningful for the Corporation.

Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board.  If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

Although the Company does not have a formal policy, the Board does consider the level of representation of women on the Board in identifying and nominating director candidates.  It is contemplated that the Nominating and Corporate Governance Committee will review the composition and diversity of the Board, including the process of identifying women candidates as potential nominees for Board positions to ensure that women candidates are being fairly considered relative to other candidates.

Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments.  If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

Although the Company does not have a formal policy, the Board does consider the level of representation of women in executive officer positions when making executive officer appointments.  In order to do so, the composition and diversity of executive officer positions will be reviewed to ensure that women with the appropriate skills, knowledge, experience and character are being fairly considered as opportunities become available.

Issuers Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

For the purpose of this Item, a “target” means a number of percentages, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

Disclose whether the issuer has adopted a target regarding women on the issuer’s board.  If the issuer has not adopted a target, disclose why it has not done so.

While the Company recognizes the benefits of diversity and believes that considering the broadest group of individuals who have the skills, knowledge, experience and character required to provide the leadership needed to achieve the business objectives of the Company is in the best interest of the Company and all of its stakeholders, the Company does not currently have any formal rules or policies in place with respect to a target of women on the issuers board or executive.  The Board encourages the consideration of women who have the necessary skills, knowledge, experience and character for promotion or hiring into an executive officer position within the Company, however, the Board does not wish to compromise the principles of meritocracy by imposing targets.

Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer.  If the issuer has not adopted a target, disclose why it has not done so.

Please see previous response.

Number of Women on the Board and in Executive Officer Positions

Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

There is currently one member of the Board that is a woman.

Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

The Company currently has no women executive officers.